Filed pursuant to Rule 424(b)(3)
Registration No. 333-97321

PROSPECTUS SUPPLEMENT NO. 1
(TO PROSPECTUS DATED AUGUST 8, 2002)

2,507,452

BRIAZZ, Inc.

COMMON STOCK

This prospectus supplement supplements the prospectus dated August 8, 2002 relating to the offer and sale by the selling stockholders identified in the prospectus of up to 2,507,452 shares of our common stock. This prospectus supplement includes:

•	our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002, which was filed with the Securities and Exchange Commission on August 13, 2002; and

•	our Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2002, which was filed with the Securities and Exchange Commission on November 18, 2002.

The information contained in such reports is dated as of the respective periods of such reports. This prospectus supplement should be read in conjunction with the prospectus dated August 8, 2002, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supercedes the information contained in the prospectus dated August 8, 2002, including any supplements or amendments thereto.

Investing in the shares involves risks. See “Risk Factors” beginning on page 12 of the prospectus dated August 8, 2002 and the risk factors included in Exhibit 99.1 to our Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2002.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 18, 2002.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

     WASHINGTON, D.C. 20549

FORM 10-Q

(MARK ONE)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ________________ TO ________________.

COMMISSION FILE NUMBER 000-32527

BRIAZZ, INC.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

WASHINGTON (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	91-1672311 (I.R.S. EMPLOYER IDENTIFICATION NO.)

3901 7TH AVENUE SOUTH, SUITE 200
SEATTLE, WASHINGTON 98108-5206
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

(206) 467-0994
(REGISTRANT’S TELEPHONE NUMBER, INCLUDING AREA CODE)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

The number of outstanding shares of common stock, no par value, of the Registrant at July 24, 2002 was 5,847,310.

BRIAZZ, INC.

PART I — FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

BRIAZZ, INC.

BALANCE SHEETS
(in thousands, except share data)

	June 30,	December 30,
	2002	2001

	(unaudited)
Assets
Current assets
Cash and cash equivalents	$1,674	$6,193
Accounts receivable, net of allowance of $29 (2002) and $104 (2001)	743	472
Inventory	567	507
Prepaid expenses and other current assets	876	447
Current portion of restricted certificates of deposit	96	149

Total current assets	3,956	7,768
Property and equipment, net	13,507	13,555
Restricted certificates of deposit, net of current portion	391	453
Deposits and other assets	352	177

Total assets	$18,206	$21,953

Liabilities and Stockholders’ Equity
Current liabilities
Book overdraft	$—	$754
Current portion of long-term debt	821	138
Accounts payable	1,452	1,322
Accrued compensation	1,096	996
Accrued and other liabilities	499	492

Total current liabilities	3,868	3,702

Long-term debt, net of current portion	716	335

Commitments and contingencies
Stockholders’ equity
Common stock, no par value; 100,000,000 shares authorized; 5,847,310 (2002) and 5,824,993 (2001) shares issued and outstanding	73,765	73,746
Additional paid-in capital	434	209
Deferred stock compensation	(807)	(981)
Accumulated deficit	(59,770)	(55,058)

Total stockholder’ equity	13,622	17,916

Total liabilities and stockholders’ equity	$18,206	$21,953

The accompanying notes are an integral part of these financial statements.

2

BRIAZZ, INC.

STATEMENTS OF OPERATIONS
(in thousands, except share data)

	Thirteen weeks ended		Twenty-six weeks ended

	June 30,	July 1,	June 30,	July 1,
	2002	2001	2002	2001

	(unaudited)		(unaudited)
Sales
Retail	$6,014	$5,932	$11,390	$11,785
Branded sales	2,095	2,461	4,157	4,871

Total Sales	8,109	8,393	15,547	16,656

Operating expenses
Cost of food and packaging	3,003	3,206	5,816	6,370
Occupancy expenses	1,034	936	2,030	1,867
Labor expenses (including amortization of deferred stock compensation for the 13 and 26 weeks of $0 and $0 for 2002 and $46 and $92 for 2001)	2,894	2,828	5,620	5,591
Depreciation and amortization	885	644	1,673	1,250
Other operating expenses	803	549	1,256	985
General and administrative expenses (including amortization of deferred stock compensation for the 13 and 26 weeks, respectively, of $87 and $174 for 2002 and $22 and $44 for 2001)	1,894	1,394	3,745	3,045
Loss on sale of assets	—	—	2	—
Provision for asset impairment and store closure	6	—	22	—

Total operating expenses	10,519	9,557	20,164	19,108

Loss from operations	(2,410)	(1,164)	(4,617)	(2,452)

Other (expense) income
Interest and other expense	(127)	(14)	(137)	(62)
Interest and other income	10	126	42	151

	(117)	112	(95)	89

Net loss	(2,527)	(1,052)	(4,712)	(2,363)
Accretion of dividends/amortization of discount on preferred stock	—	3,264		4,317

Net loss attributable to common stockholders	$(2,527)	$(4,316)	$(4,712)	$(6,680)

Basic and diluted net loss per share	$(0.43)	$(1.11)	$(0.81)	$(3.40)

Weighted-average shares used in computing basic and diluted net loss per share	5,847,310	3,905,373	5,839,340	1,964,744

The accompanying notes are an integral part of these financial statements.

3

Briazz, Inc.
Statement of Stockholders’ Equity
(in thousands)
(unaudited)

	Stockholders' equity

	Common Stock		Additional	Deferred
			paid-in	stock	Accumulated
	Shares	Amount	capital	compensation	deficit	Total

Balance at December 30, 2001	5,825	$73,746	$209	$(981)	$(55,058)	$17,916
Amortization of deferred compensation	—	—	—	174	—	174
Employee stock purchase plan	22	19	—	—	—	19
Issuance of stock warrants	—	—	113	—	—	113
Beneficial conversion feature of convertible debt	—	—	112	—	—	112
Net loss	—	—	—	—	(4,712)	(4,712)

Balance at June 30, 2002	5,847	$73,765	$434	$(807)	$(59,770)	$13,622

The accompanying notes are an integral part of these financial statements.

4

BRIAZZ, INC.

STATEMENTS OF CASH FLOWS
(in thousands)

	Twenty-six weeks ended

	June 30,	July 1,
	2002	2001

	(unaudited)
Cash flows from operating activities
Net loss	$(4,712)	$(2,363)
Adjustments to reconcile net loss to net cash used in operating activities
Amortization of deferred stock compensation	174	136
Non cash interest expense	115	—
Depreciation and amortization	1,673	1,250
Loss on disposal of assets	2	—
Provision for asset impairment and store closure	22	—
Non-cash expense related to issuance of common stock and options	—	20
Changes in operating assets and liabilities:
Accounts receivable	(271)	(117)
Inventory	(60)	(27)
Prepaid expenses and other current assets	(429)	(79)
Deposits and other assets	(3)	14
Accounts payable	259	(2,277)
Accrued compensation	100	19
Accrued and other liabilities	7	(200)

Net cash used in operating activities	(3,123)	(3,624)

Cash flows from investing activities
Purchases of property and equipment	(1,851)	(917)
Proceeds from asset disposal	8	—

Net cash used in investing activities	(1,843)	(917)
Cash flows from financing activities
Change in book overdraft	(754)	—
Repayment of line-of-credit borrowings	—	(2,000)
Repayment of long-term debt	(75)	(120)
Proceeds from long-term debt and warrants	1,250	—
Debt issue costs	(108)	—
Decrease in restricted certificates of deposit	115	94
Proceeds from sale of preferred stock, net of issuance costs	—	3,034
Proceeds from initial public offering, net of issuance costs	—	13,659
Proceeds from exercise of stock options	—	6
Employee stock purchase plan	19	—

Net cash provided by financing activities	447	14,673

Net (decrease) increase in cash and cash equivalents	(4,519)	10,132
Cash and cash equivalents
Beginning of period	6,193	555

End of period	$1,674	$10,687

Supplemental disclosure of cash flow information
Cash paid for interest	$(22)	$62

Supplemental disclosure of non-cash investing and financing activities
Accretion of dividends / amortization of discount on preferred stock	$—	$4,317

Accrued debt issuance cost	$65	$—

The accompanying notes are an integral part of these financial statements.

5

BRIAZZ, INC.

NOTES TO FINANCIAL STATEMENTS
(unaudited)

1. Summary of operations and significant accounting policies

Operations

     BRIAZZ, Inc. (“Briazz” or the “Company”) manufactures and distributes branded lunch and breakfast foods through multiple points of distribution in urban and suburban locations. The Company commenced operations in 1995 in Seattle, and opened new markets in San Francisco in 1996, Chicago in 1997 and Los Angeles in 1998. The Company’s business strategy is to solidify current markets and build Briazz into a national brand by expanding in major metropolitan areas across the United States. The Company’s retail distribution network includes Briazz cafes, as well as box lunch delivery. The Company also distributes its products through select strategic alliances. Each market operates a central kitchen, which prepares meals daily.

Interim financial information

     The financial information at June 30, 2002, and for the 13-week and 26-week periods ended June 30, 2002 and July 1, 2001 is unaudited but includes all adjustments, consisting of only normal recurring adjustments, that the Company considers necessary for a fair presentation, in all material respects, of its financial position, operating results and cash flows for the interim dates and periods presented. The results of operation for the 13-week and 26-week periods ended June 30, 2002 and July 1, 2001 are not necessarily indicative of results for the entire fiscal year or future periods.

Recent accounting pronouncements

In May 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, “Rescission of FAS Nos. 4, 44, and 64, Amendment of FAS 13, and Technical Corrections as of April 2002” (“SFAS No. 145”). This Statement rescinds FASB Statement No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, and an amendment of that Statement, FASB Statement No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” This Statement also rescinds FASB Statement No. 44, “Accounting for Intangible Assets of Motor Carriers.” This Statement amends FASB Statement No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement shall be effective for financial statements issued on or after May 15, 2002, with early application encouraged. The Company is currently assessing the impact of SFAS No. 145 on our financial statements.

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”). SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company is currently evaluating the implications of adoption of SFAS No. 146.

2. Net loss per share

     The computation of basic and diluted net loss per share is based on the weighted-average number of shares of common stock outstanding during the period. The Company has excluded all outstanding convertible debt, options and warrants to purchase common stock from the calculation of diluted net loss per share, as such securities are anti-dilutive for all periods presented.

The following table presents the calculation of basic and diluted net loss per share (in thousands, except share and per share data):

6

	13-week period ended		26-week period ended

	June 30, 2002	July 1, 2001	June 30, 2002	July 1, 2001

Net loss attributable to common stockholders	$(2,527)	$(4,316)	$(4,712)	$(6,680)
Weighted-average shares used in computing basic and diluted net loss per share	5,847,310	3,905,373	5,839,340	1,964,744
Basic and diluted net loss per share	$(0.43)	$(1.11)	$(0.81)	$(3.40)
Antidilutive securities not included in diluted net loss per share calculation
Options to purchase common stock	983,735	874,844	983,735	874,844
Convertible debt	1,041,667	—	1,041,667	—
Warrants to purchase common stock	1,180,404	930,404	1,180,404	930,404

3. Convertible debt, mandatorily redeemable convertible preferred stock and stockholders’ equity

     At various times throughout fiscal year 2001 and 2000, the Company triggered the anti-dilution provisions of the Series A, B and C mandatorily redeemable convertible preferred stock. As a result, in January 2001 the rates at which preferred stock converted to common stock became 1.0634, 1.0635 and 1.0447 for Series A, B, and C, respectively.

     In connection with a $3 million private placement offering of shares of Series C preferred stock in January and February 2001, the Company issued approximately 500,000 shares at $6.00 per share. At the time of issuance of the Series C preferred stock, the Company determined that the fair value of its common stock exceeded the conversion price of the convertible preferred stock. As a result, the Company recorded a beneficial conversion feature in accordance with EITF 00- 27 “Application of Issue 98-5 to Certain Convertible Instruments” at the time of issuance of the preferred stock. Accordingly, the beneficial conversion feature was calculated as of January 29, 2001, the commitment date, as the difference between the conversion price and the fair value of the common stock multiplied by the number of shares into which the security was convertible (intrinsic value). The Company recorded a beneficial conversion feature of approximately $3 million. The beneficial conversion feature is analogous to a dividend and was being recognized as a return to the preferred shareholders over the period from date of issuance to the redemption date (October 2005) using the effective interest yield method. As of May 1, 2001, the beneficial conversion feature of $3.0 million was fully amortized upon the conversion of the Series C preferred stock to common stock. This beneficial conversion feature was recognized as a dividend, increasing net loss attributable to common stockholders.

     The warrants outstanding to purchase 907,240 (947,817 as adjusted for anti-dilution) shares of Series C preferred stock were converted into warrants to purchase common stock on May 7, 2001. In February 2001, the Company modified the warrants to remove the automatic expiration date upon an initial public offering, thereby allowing the warrant holders the ability to exercise the warrants through the original expiration date. This modification initially resulted in a non-cash charge to expense of approximately $635,000 at the time of the initial public offering, related to approximately 100,000 warrants held by an officer of the Company. This charge to expense was reversed as of July 1, 2001 when the market price of the Company’s common stock dropped to a level below the exercise price.

     On June 18, 2002, the Company entered into a Securities Purchase Agreement with Laurus Master Fund, Ltd. in connection with the issuance of a 14% convertible note to the Laurus Master Fund, Ltd. in the amount of $1.25 million and a warrant to purchase 250,000 shares of common stock at exercise prices ranging from $1.43 to $1.95. The note matures on December 18, 2003, and is collateralized by all of the Company’s assets. The note is initially convertible into 1,041,667 shares of common stock. Net proceeds to the Company after paying escrow fees, legal fees of Laurus and a fee to Laurus’ fund manager were $1.14 million. The Company recorded a debt discount of approximately $0.22 million related to the issuance of the warrants and the beneficial conversion feature. The note was convertible into common stock from the date of issuance at $1.20 per share. Accordingly, the Company fully recognized the beneficial conversion feature of approximately $0.11 million as interest expense during the period.

4. Commitments and contingencies

     The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Company management currently believes that resolution of such legal matters will not have a material adverse impact on the Company’s financial position, results of operations or cash flows.

7

5. Segment information

     The Company changed its segment disclosures in the fourth quarter of fiscal 2001, to more closely match how it currently manages its business. In previous periods, the Company disclosed two reportable segments: Retail, and Wholesale and Other. Beginning in the fourth quarter of fiscal 2001, the Company has managed its business through four reportable segments: Retail, Branded Sales, Kitchens and General and Administrative. Retail consists of sales generated through the Company’s cafes. Branded Sales consists of two subgroups: 1) box lunch, catering and vending and 2), wholesale and grocery. Branded Sales subgroups consist of sales that are aggregated because they have similar economic characteristics. Kitchens consist of unallocated cost of products and packaging, along with unallocated costs of kitchen operations. General and Administrative consists of all costs incurred by the corporate office as well as those administrative costs incurred by Retail. Management evaluates segment performance primarily based on sales and segment operating income (loss). Prior periods have been restated to reflect the new classifications.

     In the table below and elsewhere in this report, EBITDA represents earnings before interest income and expense, income taxes and depreciation and amortization.

The following table presents certain financial information for each segment (amounts in thousands).

8

Briazz, Inc.
Segment Report (in thousands)
(unaudited)

	Thirteen weeks ended		Twenty-six weeks ended

	June 30,	July 1,	June 30,	July 1,
	2002	2001	2002	2001

Retail
Net Sales	$6,013	$5,931	$11,390	$11,785
Cost of food and packaging	(2,166)	(2,157)	(4,119)	(4,214)

	3,847	3,774	7,271	7,571
Cost of operations	(3,701)	(3,104)	(6,831)	(6,007)

Income from operations	$146	$670	$440	$1,564

EBITDA	$666	$1,078	$1,413	$2,355

Branded Sales
Box Lunch, Catering and Vending
Net Sales	$1,333	$1,495	$2,670	$2,798
Cost of food and packaging	(394)	(501)	(799)	(987)

	939	994	1,871	1,811

Wholesale and Grocery
Net Sales	762	966	1,487	2,073
Cost of food and packaging	(404)	(472)	(800)	(1,006)

	358	494	687	1,067

Total Branded Sales
Net Sales	2,095	2,461	4,157	4,871
Cost of food and packaging	(798)	(973)	(1,599)	(1,993)

	1,297	1,488	2,558	2,878
Cost of operations	(1,086)	(1,223)	(2,140)	(2,309)

Income from operations	$211	$265	$418	$569

EBITDA	$280	$321	$549	$670

Kitchens
Unallocated cost of food and packaging	$(39)	$(76)	$(98)	$(163)
Unallocated cost of operations	(896)	(847)	(1,753)	(1,724)

Loss from operations	$(935)	$(923)	$(1,851)	$(1,887)

EBITDA	$(766)	$(778)	$(1,527)	$(1,600)

General and Administrative
Cost of operations	$(1,832)	$(1,176)	$(3,624)	$(2,698)

EBITDA	$(1,704)	$(1,141)	$(3,379)	$(2,628)

Total
Net Sales	$8,108	$8,392	$15,547	$16,656
Cost of food and packaging	(3,003)	(3,206)	(5,816)	(6,370)

	5,105	5,186	9,731	10,286
Cost of operations	(7,515)	(6,350)	(14,348)	(12,738)

Loss from operations	$(2,410)	$(1,164)	$(4,617)	$(2,452)

EBITDA	$(1,524)	$(520)	$(2,944)	$(1,203)

7. Equity-based compensation

Stock options
     In February 2002, the board of directors approved a grant of option of approximately 29,000 shares of common stock

9

to employees with exercise prices of $1.66 per share. Since the exercise price was equal to the fair value at the date of grant, no deferred compensation was recognized.

     In June 2002, the board of directors approved a grant of options of approximately 81,000 shares of common stock to employees with exercise prices of $1.26 per share. Since the exercise price was equal to the fair value at the date of grant, no deferred compensation was recognized.

ITEM 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors including, but not limited to, those described in connection with the forward-looking statement and the factors listed on Exhibit 99.1 to this report, which factors are hereby incorporated by reference in this report.

     In some cases, you can identify forward-looking statements by our use of words such as “may,” “will,” “should,” “could,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative or other variations of these words, or other comparable words or phrases.

     Although we believe the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements or other future events. Moreover, neither we nor anyone else assumes responsibility for the accuracy and completeness of forward-looking statements. We are under no duty to update any of our forward-looking statements after the date of this filing. You should not place undue reliance on forward-looking statements.

OVERVIEW

     BRIAZZ prepares and sells high-quality, branded lunch and breakfast foods for the “on-the-go” consumer. We sell our products primarily through our Company-operated cafes, through delivery of box lunches and catered platters directly to corporate customers and through selected wholesale accounts. Our core products are sandwiches, salads and soups, which are complemented by a variety of fresh baked goods, premium juices, Starbucks coffees and fresh fruit.

     We currently operate 47 cafes in the Seattle, San Francisco, Chicago and Los Angeles metropolitan areas, an increase of four cafes since December 30, 2001. The four cafe increase in 2002 is due to the opening of one cafe in the first quarter and four cafes in the second quarter of 2002 and the closure of one location in the first quarter of 2002. This closure resulted from decreased sales as the cafe’s building occupancy shifted from normal office occupancy to a data-center. We discontinued plans to open one more additional cafe (which would have been the sixth cafe opened during 2002) following the change of the development site to a less desirable location. Due to the discontinuation of this planned opening and due to capital restrictions, we do not currently plan to open any additional cafes during 2002. Our growth strategy is to open new cafes in our existing markets and, when appropriate, enter into new markets by concurrently opening a central kitchen and at least four to six cafes and initiating delivery of box lunch and catering services.

     During the fourth quarter 2001, we made a reduction in our workforce at our general and administrative office. The cost of this reduction approximated the salary expense in the fourth quarter of 2001 that would have been incurred without the reduction. The expected annual cash savings going forward in 2002 will approximate $0.63 million.

     On May 20, 2002, we began testing our new frozen panini products in eight Target stores (four in Seattle, four in Chicago), and we began testing our fresh food products in 18 Albertson’s stores in southern California on July 16, 2002.

     On June 18, 2002, we entered into a Securities Purchase Agreement with Laurus Master Fund, Ltd. in connection with the issuance of a 14% convertible note to the Laurus Master Fund, Ltd. in the amount of $1.25 million and a warrant to purchase 250,000 shares of common stock at exercise prices ranging from $1.43 to $1.95. The note matures on December 18, 2003, and is collateralized by all of by our assets. The note is initially convertible into 1,041,667 shares of our common stock. Net proceeds to us after paying escrow fees, legal fees of Laurus and a fee to Laurus’ fund manager were $1.14 million. The Company recorded a debt discount of approximately $0.22 million related to the issuance of the warrants and the beneficial conversion features. The note was convertible into common stock from the date of issuance. Accordingly, the Company fully

10

recognized the beneficial conversion feature of approximately $0.11 million as interest expense during the period. For a more detailed description of the financing, see “Sales of Unregistered Securities”, and for its impact on our financial position, see “Liquidity and Capital Resources”. For certain risks related to this financing, see the risk factors set forth in Exhibit 99.1 to this report.

RESULTS OF OPERATIONS 13-WEEK PERIOD ENDED JUNE 30, 2002 COMPARED WITH 13-WEEK PERIOD ENDED JULY 1, 2001

Sales

     Total sales decreased by $0.28 million, or 3.4%, from $8.39 million to $8.11 million.

     Retail sales increased by $0.08 million, or 1.4%, from $5.93 million to $6.01 million. This increase was due to the opening of five additional cafés during the fiscal year 2001 and five cafés opening in the first half of 2002, offset by the closure of one café during February 2002. Same-store sales decreased by $0.63 million, or 10.8%, from $5.82 million to $5.19 million. Same-store sales consist only of sales from cafes, and do not include Branded Sales. The decrease in same-store sales was primarily due to the decrease in occupancy rates of many of the buildings in which we are located.

     Branded sales decreased by $0.36 million, or 14.9%, from $2.46 million to $2.10 million. This decrease was primarily due to a decrease in Tully’s and QFC’s sales.

Operating expenses

     Operating expenses consist of costs of food and packaging, occupancy, labor, depreciation and amortization, other operating, general and administrative and provision for asset impairment and store closure. Total operating expenses increased by $0.96 million, or 10.0%, from $9.56 million to $10.52 million. As a percentage of sales, our operating expenses increased from 113.9% to 129.7%. The increase in operating expense as a percentage of sales was primarily due to the costs related to being a public company, occupancy expenses for new retail locations and decreased sales.

     Cost of food and packaging decreased by $0.21 million, or 6.3%, from $3.21 million to $3.00 million due primarily to lower sales volume. Cost of food and packaging decreased as a percentage of sales from 38.2% to 37.0%.

     Cost of food and packaging for retail sales increased by $0.01 million, or 0.4%, from $2.16 million to $2.17 million. This increase was due to the opening of five additional cafés during the fiscal year 2001 and five cafés in the first half of 2002, offset by the closure of one café during February 2002. Cost of food and packaging for branded sales decreased by $0.17 million, or 18.0%, from $0.97 million to $0.80 million. The decrease for branded sales was due to the lower sales volumes. Unallocated cost of food and packaging for kitchens decreased by $0.04 million, or 48.7%, from $0.08 million to $0.04 million. This decrease was due to implementing a series of changes in the management and operations of our central kitchens to reduce our operating costs, particularly with respect to unit labor costs.

     Occupancy expense consists of costs related to the leasing of retail space for our cafes and our central kitchens. Occupancy expense increased by $0.09 million, or 10.4%, from $0.94 million to $1.03 million. This increase was due to the opening of five additional cafés during the fiscal year 2001 and five cafés in the first half of 2002, offset by the closure of one café during February 2002. As a percentage of sales, occupancy expenses increased from 11.2% to 12.7%, primarily due to decreased sales. Our rents are fixed or variable determined as a percentage of sales, or a combination of both.

     Labor expenses consist of wages and salaries paid to employees. Labor expenses increased by $0.07 million, or 2.4%, from $2.83 million to $2.90 million. This increase was due to the opening of five additional cafés during the fiscal year 2001 and five cafés in the first half of 2002, offset by the closure of one café during February 2002. As a percentage of sales, labor expenses increased from 33.7% to 35.7%. This increase was primarily due to decreased sales.

     Depreciation and amortization relates to leasehold improvements, equipment and vehicles. Depreciation and amortization expense increased by $0.24 million, or 37.5%, from $0.64 million to $0.88 million. As a percentage of sales, depreciation and amortization increased from 7.7% to 10.9%. This increase was primarily due to decreased sales.

     Other operating expenses consist of direct operating, marketing, repair and maintenance expense. Other operating

11

expenses increased by $0.25 million, or 46.0%, from $0.55 million to $0.80 million. As a percentage of sales, other operating expenses increased from 6.5% to 9.9%. This increase was primarily due to decreased sales.

     General and administrative expenses relate to the support functions performed by our corporate office, such as finance, human resources, marketing, food development and information systems. This expense primarily consists of salaries of our corporate executives, senior management and staff, and our corporate office lease and related office expenses. General and administrative expenses increased by $0.50 million, or 35.8%, from $1.39 million to $1.89 million. The increase was primarily due to expenses relating to being a public company such as additional legal and accounting expenses. As a percentage of sales, general and administrative expenses increased from 16.6% to 23.4%, primarily due to decreased sales.

     Provision for asset impairment and store closure relates to the write-down of leasehold improvements at some cafe locations. Provision for asset impairment and store closure increased by $6,000 in the thirteen weeks ended June 30, 2002, due to the closure of the Westin store located in Seattle in the first quarter of 2002. No other store closures are planned in fiscal 2002.

Other (Expense) Income

     Other (expense) income includes interest and other expense and interest and other income. Other (expense) income decreased by $.23 million, or 204.7%, from $.11 million to ($.12) million. This decrease was due to the interest expense associated with the new note payable obtained in the second quarter of 2002 and lower interest income in 2002 resulting from lower cash and cash equivalents.

Net Loss

     Net loss increased by $1.48 million, or 140.1%, from $1.05 million to $2.53 million. This increase was primarily due to decreased sales and increased occupancy, and general and administrative expenses. As a percentage of sales, net loss increased from 12.5% to 31.2%. The Company recognized no tax benefit from its losses in 2002 and 2001.

     EBITDA represents earnings before interest income and expense, income taxes and depreciation and amortization. EBITDA for the 13-week periods ended June 30, 2002 and July 1, 2001 was ($1.52) million and ($0.52) million, respectively.

RESULTS OF OPERATIONS 26-WEEK PERIOD ENDED JUNE 30, 2002 COMPARED WITH 26-WEEK PERIOD ENDED JULY 1, 2001

Sales

     Total sales decreased by $1.11 million, or 6.7%, from $16.66 million to $15.55 million.

     Retail sales decreased by $0.40 million, or 3.4%, from $11.79 million to $11.39 million. This decrease was primarily due to reduced same store sales which more than offset the sales from cafés opened in 2001 and 2002. Same-store sales decreased by $1.47 million, or 12.7%, from $11.57 million to $10.10 million. Same-store sales consist only of sales from cafes, and do not include Branded Sales. The decrease in same-store sales was primarily due to the decrease in occupancy rates of many of the buildings in which we are located.

     Branded sales decreased by $0.71 million, or 14.7%, from $4.87 million to $4.16 million. This decrease was primarily due to a decrease in Tully’s and QFC’s sales and the discontinuation of sales to Kozmo.com. Sales to Kozmo.com were eliminated due to discontinuance of that company.

Operating expenses

     Operating expenses consist of costs of food and packaging, occupancy, labor, depreciation and amortization, other operating, general and administrative and provision for asset impairment and store closure. Total operating expenses increased by $1.05 million, or 5.5%, from $19.11 million to $20.16 million. As a percentage of sales, our operating expenses increased from 114.7% to 129.7%. The increase in operating expense as a percentage of sales was primarily due to the costs related to

12

being a public company, occupancy expenses for new retail locations and decreased sales.

     Cost of food and packaging decreased by $0.55 million, or 8.7%, from $6.37 million to $5.82 million due to lower sales volume. Cost of food and packaging decreased as a percentage of sales from 38.2% to 37.4%.

     Cost of food and packaging for retail sales decreased by $0.09 million, or 2.3%, from $4.21 million to $4.12 million. Cost of food and packaging for branded sales decreased by $0.39 million, or 19.8%, from $1.99 million to $1.60 million. The decrease for both retail sales and branded sales was due to the lower sales volumes. Unallocated cost of food and packaging for kitchens decreased by $0.06 million, or 39.4%, from $0.16 million to $0.10 million. This decrease was due to implementing a series of changes in the management and operations of our central kitchens to reduce our operating costs, particularly with respect to unit labor costs.

     Occupancy expense consists of costs related to the leasing of retail space for our cafes and our central kitchens. Occupancy expense increased by $0.16 million, or 8.7%, from $1.87 million to $2.03 million. This increase was due to the opening of five additional cafés during the fiscal year 2001 and five cafés in the first half of 2002, offset by the closure of one café during February 2002. As a percentage of sales, occupancy expense increased from 11.2% to 13.1%, primarily due to decreased sales. Our rents are fixed or variable determined as a percentage of sales, or a combination of both.

     Labor expenses consist of wages and salaries paid to employees. Labor expenses increased by $0.03 million, or 0.5%, from $5.59 million to $5.62 million. This increase was due to the opening of five additional cafés during the fiscal year 2001 and five cafés in the first half of 2002, offset by the closure of one café during February 2002. As a percentage of sales, labor expenses increased from 33.6% to 36.1%. This increase was primarily due to decreased sales.

     Depreciation and amortization relates to leasehold improvements, equipment and vehicles. Depreciation and amortization expense increased by $0.42 million, or 33.8%, from $1.25 million to $1.67 million. As a percentage of sales, depreciation and amortization increased from 7.5% to 10.8%. This increase was primarily due to decreased sales.

     Other operating expenses consist of direct operating, marketing, repair and maintenance expense. Other operating expenses increased by $0.28 million, or 27.6%, from $0.98 million to $1.26 million. As a percentage of sales, other operating expenses increased from 5.9% to 8.1%. This increase was primarily due to decreased sales.

     General and administrative expenses relate to the support functions performed by our corporate office, such as finance, human resources, marketing, food development and information systems. This expense primarily consists of salaries of our corporate executives, senior management and staff, and our corporate office lease and related office expenses. General and administrative expenses increased by $0.70 million, or 23.0%, from $3.05 million to $3.75 million. The increase was primarily due to expenses relating to being a public company such as additional legal and accounting expenses. As a percentage of sales, general and administrative expenses increased from 18.3% to 24.1%, primarily due to decreased sales.

     Provision for asset impairment and store closure relates to the write-down of leasehold improvements at some café locations. Provision for asset impairment and store closure increased by $22,000 in the twenty-six weeks ended June 30, 2002, due to the closure of the Westin store located in Seattle in the first quarter of 2002. No other store closures are planned in fiscal 2002.

Other (Expense) Income

     Other (expense) income includes interest and other expense and interest and other income. Other (expense) income decreased by $.19 million, or 207.4%, from $0.09 million to ($0.10) million. This decrease was due to the interest expense associated with the new note payable obtained in the second quarter of 2002 and lower interest income in 2002 resulting from lower cash and cash equivalents. As a percentage of sales, other (expense) income increased from 0.5% to (0.6%).

Net Loss

     Net loss increased by $2.35 million, or 99.4%, from $2.36 million to $4.71 million. This increase was primarily due to decreased sales and increased occupancy, and general and administrative expenses. As a percentage of sales, net loss increased from 14.2% to 30.3%. The Company recognized no tax benefit from its losses in 2002 and 2001.

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     EBITDA for the 26-week periods ended June 30, 2002 and July 1, 2001 was ($2.94) million and ($1.20) million.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash used in operating activities during the 26 weeks ending June 30, 2002 and July 1, 2001 was $3.12 million and $3.62 million, respectively. Net cash used in operating activities resulted primarily from net loss before non-cash charges.

     Net cash used in investing activities for the 26 weeks ending June 30, 2002 and July 1, 2001 was approximately $1.84 million and $0.92 million, respectively. Net cash used in investing activities resulted from capital additions primarily related to cafés opened in 2001 and 2002. During the 26 weeks ended June 30, 2002 we opened five additional cafés.

     Net cash provided by financing activities for the 26 weeks ending June 30, 2002 was approximately $0.45 million. The financing activities consisted primarily of cash received from the net proceeds of the $1.25 million convertible debt financing, and a $0.75 million decrease in the book overdraft. Net cash provided by financing activities for the 26 week ending July 1, 2001 was $14.67 million. Net cash provided by financing activities in the first half of 2001 from resulted primarily from the issuance of capital stock, which was partially offset by financing costs, the repayment of the line of credit of $2.0 million in May 2001 and scheduled principal repayments primarily relating to delivery vehicle financing. In January and February 2001, net cash provided from the issuance of additional shares of Series C preferred stock was $3.0 million. In May 2001, net cash provided from our initial public offering was approximately $13.7 million.

     We have lease obligations in 2002 of $2.9 million which are due primarily to operating leases on our facilities. Capital vehicle leases make up $0.1 million of our total 2002 lease obligation. A small portion of our 2002 lease obligation is for office equipment. The increase in rental expense in future years is not material. The lease obligation amount will increase with the addition of each new café.

     At December 30, 2001, we had the contractual cash obligations as set forth in the table below. The $1.25 million convertible debt is not is not included in the table. For a description of the $1.25 million convertible debt financing, see “Sales of Unregistered Securities” below:

		Less than	1 – 3	4 – 5	After 5
Contractual Obligations	Total	1 year	years	years	years

			(in thousands)
Capital Lease Obligations	$612	$139	$278	$166	$29
Operating Leases	14,838	2,792	5,513	4,253	2,480
Other Long-Term Obligations	38	38	—	—	—

Total Contractual Cash Obligations	$15,488	$2,969	$5,591	$4,419	$2,509

     Since inception we have financed our operations primarily through the issuance of capital stock and debt. Since inception, we have raised cash of approximately $64.2 million from sales of preferred stock, convertible debt and common stock. In addition to funding capital expenditures, which have approximated $28.0 million since inception, cash provided by financing activities has funded our initiatives in business and market development and related operating losses. Since inception through the 26 weeks ending June 30, 2002, we have incurred net losses of approximately $52.8 million. In the near term, operating losses may continue despite actions taken to reduce negative cash flow from operations. Actions taken to reduce negative cash flow from operations, including improving operational efficiencies, cost controls and cutbacks and closing of certain unprofitable operating properties, continued during 2002.

     The accompanying financial statements have been prepared assuming that we will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability of assets and liquidation of liabilities that may result from this uncertainty. We have incurred substantial operating losses and negative cash flows from operations since inception and had an accumulated deficit of $59.8 million at June 30, 2002. These matters raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon numerous factors, including our ability to obtain additional financing, our ability to increase our level of future revenues or our ability to reduce operating expenses.

     On June 18, 2002, we entered into a Securities Purchase Agreement with Laurus Master Fund, Ltd. in connection with the issuance of a 14% convertible note to the Laurus Master Fund, Ltd. in the amount of $1.25 million and a warrant to

14

purchase 250,000 shares of common stock at exercise prices ranging from $1.43 to $1.95. The note matures on December 18, 2003, and is collateralized by all of our assets. The note is initially convertible into 1,041,667 shares of out common stock. Net proceeds to us after paying escrow fees, legal fees of Laurus and a fee to Laurus’ fund manager were $1.14 million. The Company recorded a debt discount of approximately $0.22 million related to the issuance of the warrants and the beneficial conversion features. The note was convertible into common stock from the date of issuance. Accordingly, the Company fully recognized the beneficial conversion feature of approximately $0.11 million as interest expense during the period. For a more detailed description of the financing, see “Sales of Unregistered Securities”. For certain risks related to this financing, see the risk factors set forth in Exhibit 99.1 to this report.

     At June 30, 2002, we had cash and cash equivalents of approximately $1.7 million. We believe our current cash and cash equivalents, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for approximately the next two to five months, depending upon the success of our initiatives with current and potential wholesale customers, including Target and Albertson’s. Thereafter, we may need to raise additional capital to finance our operations, as well as to enhance our operations, fund our expansion and respond to competitive pressures. There can be no assurance that we will be able to obtain additional financing at terms favorable to us, or at all, reduce expenses or successfully complete other steps to continue as a going concern. If we are unable to obtain sufficient funds to satisfy our cash requirements, we may be forced to curtail operations, dispose of assets, or seek extended payment terms from our vendors. Such events would materially and adversely affect our financial position and results of operations.

     As we reported on June 5, 2002 in a Form 8-K, our capital plan has at least two phases. The $1.25 million convertible debt financing represents the completion of the first phase. In the near future, we will begin working on a $5 million to $10 million equity financing. We believe that such additional financing would fulfill our cash requirements for the next 12 to 24 months, depending on the amount raised and the success of our initiatives. We may also seek additional debt financing prior to the $5 to $10 million financing.

     Poor financial results, unanticipated expenses or unanticipated opportunities that require financial commitments could give rise to additional financing requirements sooner than we expect. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing shareholders would be reduced, and these securities may have rights, preferences or privileges senior to those of our common stock. If adequate funds are not available or are not available on acceptable terms, our ability to enhance our services, fund our expansion, respond to competitive pressures or take advantage of business opportunities would be significantly limited, and we might need to significantly restrict our operations.

EQUITY-BASED COMPENSATION

Stock options

     In December 2001, the board of directors approved a grant of option of approximately 4,000 shares of common stock to a consultant for services to be rendered in connection with leasehold improvements and food development. Since the exercise price was equal to the fair value at the date of grant, no deferred compensation was recognized.

     In February 2002, the board of directors approved a grant of option of approximately 29,000 shares of common stock to employees with exercise prices of $1.66 per share. Since the exercise price was equal to the fair value at the date of grant, no deferred compensation was recognized.

     In June 2002, the board of directors approved a grant of options of approximately 81,000 shares of common stock to employees with exercise prices of $1.26 per share. Since the exercise price was equal to the fair value at the date of grant, no deferred compensation was recognized.

     The 1996 Amended Stock Option Plan was initially adopted by our board of directors and approved by our shareholders in December 1995 and was last amended on June 5, 2002. The plan currently provides for the issuance of up to 1,165,000 shares of common stock upon the exercise of options granted thereunder, subject to adjustment for stock dividends, stock splits, reverse stock splits and other similar changes in our capitalization.

Preferred stock

     In April 2001, 18,917 shares of Series C preferred stock (which converted automatically into shares of common stock upon the completion of our initial public offering in May 2001), with an approximate fair value of $155,000, were issued to two consultants for services to be rendered in connection with leasehold improvements and food development. This amount will be

15

depreciated as a leasehold improvement over 5 years.

ITEM 3: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We have no derivative financial instruments or derivative commodity investments. We invest our excess cash in investment grade, highly liquid investments, consisting of money market instruments, bank certificates of deposit and short-term investments in commercial paper. We do not believe these investments are subject to significant market risk.

     Our 14% convertible note is not subject to market risk from changes in interest rate; however, we will not receive any benefit if interest rates decline.

     All of our transactions are conducted, and our accounts are denominated, in United States dollars. Accordingly, we are not exposed to foreign currency risk.

     Many of the food products purchased by us are affected by commodity pricing and are, therefore, subject to price volatility caused by weather, production problems, delivery difficulties, utility costs and other factors that are outside our control. We believe that substantially all of our food and supplies are available from numerous sources, which helps to control food commodity risk. We believe we have the ability to increase menu prices, or vary the menu items offered, if needed in response to a food product price increase.

PART II — OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

     BRIAZZ is not currently a party to any material legal proceeding.

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

(a) Changes in Securities

     There have been no changes in our registered securities.

(b) Sales of Unregistered Securities

     On June 18, 2002, we entered into a Securities Purchase Agreement with Laurus Master Fund, Ltd. in connection with the issuance of a 14% convertible note to the Laurus Master Fund, Ltd. in the amount of $1.25 million and a warrant to purchase 250,000 shares of common stock at exercise prices ranging from $1.43 to $1.95. The issuance of the note and warrant was exempt from Securities Act registration pursuant to Rule 506 of Regulation D under the Securities Act, as Laurus was an “accredited investor” as defined in Rule 501(a) of Regulation D. The note matures on December 18, 2003 and is collateralized by all of our assets. The note is convertible into 1,041,667 shares of our common stock. Net proceeds to us after paying escrow fees, legal fees of Laurus and a fee to Laurus’ fund manager were $1.14 million. The Company recorded a debt discount of approximately $0.22 million related to the issuance of the warrants and the beneficial conversion features. The note was convertible into common stock from the date of issuance. Accordingly, the Company fully recognized the beneficial conversion feature of approximately $0.11 million as interest expense during the period. Additional terms of the financing are as follows:

     14% Convertible Secured Note

     We begin making monthly principal and interest payments on the note on September 1, 2002. Interest only monthly payments are payable prior to that date. We may repay the note in cash or stock; however, we are not permitted to make payments in shares and are required to make payments in cash if any of the following events occurs: (i) there fails to exist an effective resale registration statement with respect to the shares; (ii) such conversion of the note would result in the issuance pursuant to the note and associated warrants of more than 1,163,614 shares of common stock, or 19.9% of the number of shares of common stock outstanding on June 18, 2002, unless the issuance of the shares is approved by our shareholders; or (iii) there occurs any event of default. The events of default under the note are similar to those customary for convertible debt securities, including breaches of material terms, failure to pay amounts owed, delisting of our common stock from the Nasdaq Stock Market (unless our common stock is subsequently listed on the Nasdaq SmallCap Market, the OTC Bulletin Board or a national securities exchange), or failure to comply with the reporting, filing or other obligations of listing on such market. If we choose

16

to repay the note in common stock and if the average daily volume weighted average price of our common stock as reported by Bloomberg, L.P. on the principal trading market for our common stock for the 11 trading days preceding a repayment date is less than 125% of the conversion price (initially set at $1.20), Laurus is permitted to convert the repayment amount into our common stock at a conversion price of 85% of the average of the five lowest closing prices during the 30 trading days immediately preceding the conversion date.

     Laurus may also convert, from time to time, all or any portion of the principal portion of the note and/or fees due and payable into shares of our common stock at the conversion price then in effect by providing us with a notice of conversion. The initial conversion price is $1.20 per share. If an event of default occurs, the conversion price shall be equal to the lower of $1.20 or 70% of the average of the three lowest closing prices for the common stock as repost on the principal trading exchange of our common stock for the prior thirty trading days. The conversion price of the note may also be adjusted in certain circumstances such as if we pay a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution of the selling stockholder’s position. If an event of default occurs, Laurus may make all unpaid amounts under the note immediately due and payable without demand, presentment or notice, or grace period. In the event of such an acceleration, the amount due and owing to Laurus shall be 130% of the unpaid amounts under the note. If we are unable to issue shares of common stock within five business days of receiving a valid notice of conversion from Laurus, we must pay to Laurus 130% of the amount of principal requested to be converted, together with accrued and unpaid interest on such principal.

     We have the ability to redeem the note at any time by paying to Laurus (i) the principal amount of the note multiplied by a percentage which increases over time from 102% to 125% (ii) plus accrued and unpaid interest.

     Laurus has contractually agreed to restrict its ability to convert the note and receive shares of our common stock such that the number of shares of common stock beneficially owned by it and its affiliates after such conversion does not exceed 4.99% of the then issued and outstanding shares of common stock; provided, however, that such restrictions on conversion may be revoked by Laurus upon 75 days prior notice to us, and are automatically null and void upon an event of default under the note. Unless we receive shareholder approval, we cannot issue to Laurus, pursuant to either the convertible note or the warrants, more than 1,163,614 shares of common stock, or 19.9% of the number of shares of common stock outstanding on June 18, 2002.

     Warrants

     On June 18, 2002, we issued to Laurus as part of the $1.25 million convertible debt financing a five-year warrant to purchase 250,000 shares of common stock to Laurus. Of the 250,000 shares, 125,000 shares were exercisable at $1.43, 75,000 shares were exercisable at $1.69 and 50,000 were exercisable at $1.95. The exercise prices of the warrant may be adjusted in certain circumstances such as if we pay a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution of the selling stockholder’s position. Laurus has contractually agreed to restrict its ability to exercise the warrants and receive shares of our common stock such that the number of shares of common stock beneficially owned by it and its affiliates after such exercise does not exceed 4.99% of the then issued and outstanding shares of common stock; provided, however, that such restrictions on exercise may be revoked by Laurus upon 75 days prior notice to us, and are automatically null and void upon an event of default under the note.

     Registration Rights

     In connection with the $1.25 million convertible debt financing with Laurus, we granted to Laurus registration rights. These rights, which are assignable, are outlined in the Securities Purchase Agreement with Laurus dated June 18, 2002. We have filed a resale registration statement with respect to the 250,000 shares of common stock issuable upon exercise of the warrant and 200% of the shares that may be issuable upon conversion of the convertible note. The registration statement went effective on August 8, 2002. We have agreed to keep the registration statement effective for a period of one year from the date of effectiveness. Commencing ninety days after June 18, 2002, Laurus is entitled to demand on up to two occasions that we use our best efforts to register for public resale all of the shares of common stock it requests be registered unless such shares are otherwise covered by an effective registration statement. In addition, Laurus is entitled to “piggyback” registration rights in connection with any registration by us of our securities in connection with a public offering solely for cash, for our own account or for the account of other security holders (other than in any registration of securities in which the shares of common stock would not be permitted to be registered, such as securities to be issued to participants in a stock-based incentive plan). If we propose to register any shares of common stock under the Securities Act, Laurus is entitled to receive notice of the registration and to include its shares in the registration statement, subject to certain limitations. These registration rights terminate if such shares may be sold pursuant to Rule 144(k) under the Securities Act of 1933 or if Laurus holds less than 1% of our issued and

17

outstanding common stock and can offer and sell all of its securities pursuant to Rule 144. All registration rights otherwise terminate on the date on which the registerable securities have been outstanding for five years.

     All registration rights are subject to conditions and limitations, among them the right of the underwriters of any offering to limit the number of shares of common stock held by the security holders to be included in the registration. We are generally required to bear all of the expenses of all registrations, except underwriting discounts and selling commissions. Registration of the shares of common stock held by security holders with registration rights would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration statement.

(c) Use of proceeds

     On May 1, 2001, the Securities and Exchange Commission declared effective our registration statement on Form S-1 (Commission File No. 333-54922). Net proceeds to BRIAZZ, after deduction of $2.4 million in underwriting discounts, commissions and other expenses from the initial public offering totaled $13.6 million. In 2001, we spent $3.8 million on capital purchases and the 52.0 million for the repayment of line-of-credit borrowings and scheduled principal repayments primarily relating to delivery vehicle financing. In 2002, as of June 30, 2002, of the total $1.85 million spent on capital purchases we spent $1.65 million on the build-out of new cafés and $0.17 million on our new point of sale system, order entry system and our internet web sit. The remainder was for working capital requirements. Until the remaining net proceeds are used, they are invested in short-term commercial paper.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

     None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     The Company’s 2002 Annual Meeting of Shareholders (the “Annual Meeting”) was held at 1:00 p.m. on Wednesday, June 5, 2002 at US Bank Centre, 1420 Fifth Avenue, Fourth Floor, Seattle, Washington 98101. At the Annual Meeting, the shareholders were asked to:

1.	Elect five directors to the board of directors: Victor D. Alhadeff; C. William Vivian, Richard Fersch, Dan Kourkoumelis and Charles C. Matteson, Jr.;

2.	Vote on a proposal to amend the Company’s 1996 amended stock option plan to increase the number of shares eligible for issuance under the plan from 1,000,000 to 1,165,000; and

3.	Vote for ratification of the selection of PricewaterhouseCoopers LLP as independent accountants for the Company.

     At the Annual Meeting, the shareholders approved the amendment to the Company’s 1996 amended stock option plan, ratified the selection of PricewaterhouseCoopers LLP as independent accountants for the Company, and elected each of the nominees for director.

     The number of votes cast for, against and withheld, as well as the number of abstentions and broker non-votes, as to each such matter, including a separate tabulation with respect to each nominee for office are as follows:

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		Votes Cast			Broker
Matter or Nominee	Vote Cast For	Against	Votes Withheld	Abstentions	Non-Votes

Victor D. Alhadeff	4,576,851	—	38,265	—	—
C. William Vivian	4,576,851	—	38,265	—	—
Richard Fersch	4,597,851	—	17,265	—	—
Dan Kourkoumelis	4,597,851	—	17,265	—	—
Charles C. Matteson, Jr.	4,594,951	—	20,165	—	—
Amendment to 1996 amended stock option plan	4,508,412	98,714	—	7,990	—
Ratification of PricewaterhouseCoopers LLP	4,597,001	17,740	—	375	—

ITEM 5. OTHER INFORMATION

     On August 6, 2002, we were notified by Nasdaq that we are out of compliance with the Nasdaq National Market rule that requires a Nasdaq National Market listed company maintain a $5.0 million minimum aggregate value for its shares held in public float. If we are unable to regain compliance with the rule for a minimum of 10 consecutive trading days prior to November 5, 2002, Nasdaq has informed us that unless we have applied and are accepted for listing on the Nasdaq Small Cap Market, we will be provided with written notification that our shares will be delisted.

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ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

(a) The following exhibits are filed as part of this report:

Exhibit
Number	Description

3.1(2)	Amended and Restated Articles of Incorporation.
3.2(2)	Bylaws.
4.1(2)	Specimen Stock Certificate.
10.1(1)(2)	1996 Amended Stock Option Plan.
10.2(1)(2)	Form of Option Agreement (Fresh Options prior to February 2001)
10.3(1)(2)	Form of Option Agreement (other options prior to February 2001)
10.4(1)(2)	2001 Employee Stock Purchase Plan.
10.5(2)	Form of Warrant.
10.6(1)(2)	Employment Agreement between BRIAZZ and Charles William Vivian dated July 14, 1999.
10.7(2)	Retail Lease between BRIAZZ and Benaroya Capital Company regarding 1100 Olive Way, Seattle, WA dated November 6, 1998.
10.8(2)	Form of Registration Rights Agreement among BRIAZZ and certain of our shareholders dated August 15, 1997, as amended.
10.9(2)	Agreement between BRIAZZ and Stusser Realty Group Limited Partnership dated January 1998.
10.10(2)	Sublease between BRIAZZ and Stusser Electric Company regarding 3901 7th Avenue South, Seattle, WA dated February 6, 1998.
10.11(2)	Sublease Amendment between BRIAZZ and Stusser Electric Company regarding 3901 7th Avenue South, Seattle, WA dated August 28, 2000.
10.12(2)	Lease between BRIAZZ and Mission-Taylor Properties regarding 225 Mendell St., San Francisco, CA dated June 28 1996.
10.13(2)	Amendment to Lease between BRIAZZ and Mission-Taylor Properties regarding 225 Mendell St., San Francisco, CA dated May 25, 2000.
10.14(2)	Lease between BRIAZZ and Time Realty Investments, Inc. regarding 200 Center St., El Segundo, CA dated December 15, 1997.
10.15(2)	Industrial Building Lease between BRIAZZ and Walnut Street Properties, Inc. regarding 1642 Lake Street, Chicago, IL dated April 7, 1997.
10.16(2)	Promissory Note made by BRIAZZ and Victor Alhadeff in favor of U.S. Bank National Association in the principal amount of $2,000,000 dated December 30, 1999.
10.17(2)	Commercial Security Agreement among BRIAZZ, Victor Alhadeff and U.S.Bank National Association dated December 30, 1999.
10.18(2)	Noncompetition Agreement between BRIAZZ and Victor D. Alhadeff dated October 18, 1996.
10.19(1)(2)	Form of Option Agreement (all options since February 2001) Extension or Revision Agreement between BRIAZZ and Victor Alhadeff and U.S. Bank National Association dated March 26, 2001.
10.21(3)	Securities Purchase Agreement dated June 18, 2002 between BRIAZZ and Laurus Master Fund, Ltd.
10.22(3)	Convertible Note made by BRIAZZ in favor of Laurus Master Fund, Ltd. dated June 18, 2002 in the principal amount of $1,250,000
10.23(3)	Common Stock Purchase Warrant issued by BRIAZZ to Laurus Master Fund, Ltd. dated June 18, 2002
10.24(3)	Security Agreement made by BRIAZZ in favor of Laurus Master Fund, Ltd. dated June 18, 2002
99.1	Risk Factors
99.2	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
99.3	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Indicates management contract

(2)	Incorporated by reference to our registration statement on Form S-1 (No. 333-54922)

(3)	Incorporated by reference to our Form 8-K filed on July 18, 2002

20

(b) Form 8-K

     The Company filed a Form 8-K on June 5, 2002 to report on its financing plans. The Company also provided disclosure, pursuant to Regulation FD, regarding statements to be made by Mr. Alhadeff at the Annual Meeting relating to current and planned product tests and potential relationships with Target, Albertson’s and other retailers.

     The Company filed a Form 8-K on June 20, 2002 to report the completion of the $1.25 million convertible debt and warrant financing.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BRIAZZ, INC.

Date: August 13, 2002	By:	/s/ Tracy L. Warner

	Name:	Tracy L. Warner
	Title:	Chief Financial Officer

Date: August 13, 2002	By:	/s/ Victor D. Alhadeff

	Name:	Victor D. Alhadeff
	Title:	Chief Executive Officer and Chairman of the Board of Directors

21

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q

(MARK ONE)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 29, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER 000-32527

BRIAZZ, INC.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

WASHINGTON	91-1672311
(STATE OR OTHER JURISDICTION	(I.R.S. EMPLOYER IDENTIFICATION NO.)
OF INCORPORATION OR ORGANIZATION)

3901 7TH AVENUE SOUTH, SUITE 200
SEATTLE, WASHINGTON 98108-5206

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

(206) 467-0994

(REGISTRANT’S TELEPHONE NUMBER, INCLUDING AREA CODE)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The number of outstanding shares of common stock, no par value, of the Registrant at October 24, 2002 was 5,870,173.

BRIAZZ, INC.

INDEX TO THE FORM 10-Q
FOR THE 39-WEEK PERIOD ENDED SEPTEMBER 29, 2002

PART I — FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

BRIAZZ, INC.

BALANCE SHEETS
(in thousands)

	September 29,	December 30,
	2002	2001

	(unaudited)
Assets
Current assets
Cash and cash equivalents	$762	$6,193
Accounts receivable, net of allowance of $28 (2002) and $104 (2001)	570	472
Inventory	607	507
Prepaid expenses and other current assets	1,051	447
Current portion of restricted certificates of deposit	100	149

Total current assets	3,090	7,768
Property and equipment, net	10,814	13,555
Restricted certificates of deposit, net of current portion	388	453
Deposits and other assets	335	177

Total assets	$14,627	$21,953

Liabilities and Stockholders’ Equity
Current liabilities
Book overdraft	$687	$754
Line of credit borrowings	360	—
Current portion of long-term debt	705	138
Accounts payable	1,727	1,322
Accrued compensation	940	996
Accrued and other liabilities	497	492

Total current liabilities	4,916	3,702

Long-term debt, net of current portion	745	335

Commitments and contingencies (see note 4)
Stockholders’ equity
Common stock, no par value; 100,000,000 shares authorized; 5,870,173 (2002) and 5,824,993 (2001) shares issued and outstanding	73,784	73,746
Additional paid-in capital	434	209
Deferred stock compensation	(720)	(981)
Accumulated deficit	(64,532)	(55,058)

Total stockholders’ equity	8,966	17,916

Total liabilities and stockholders’ equity	$14,627	$21,953

The accompanying notes are an integral part of these financial statements.

BRIAZZ, INC.

STATEMENTS OF OPERATIONS
(in thousands, except share data)

	Thirteen weeks ended		Thirty-nine weeks ended

	September 29,	September 30,	September 29,	September 30,
	2002	2001	2002	2001

	(unaudited)		(unaudited)
Sales
Retail	$5,681	$5,642	$17,071	$17,427
Branded sales	2,093	2,302	6,250	7,173

Total Sales	7,774	7,944	23,321	24,600

Operating expenses
Cost of food and packaging	2,995	3,099	8,812	9,469
Occupancy expenses	1,123	991	3,152	2,858
Labor expenses (including amortization of deferred stock compensation for the 13 and 39 weeks of $0 and $0 for 2002 and $45 and $136 for 2001)	2,810	2,843	8,430	8,433
Depreciation and amortization	954	643	2,626	1,894
Other operating expenses	575	508	1,831	1,492
General and administrative expenses (including amortization of deferred stock compensation for the 13 and 39 weeks, respectively, of $87 and $261 for 2002 and $23 and $68 for 2001)	1,807	1,808	5,552	4,854
Gain on disposal of assets	(12)	—	(10)	—
Provision for asset impairment and store closure	2,172	—	2,195	—

Total operating expenses	12,424	9,892	32,588	29,000

Loss from operations	(4,650)	(1,948)	(9,267)	(4,400)

Other (expense) income
Interest and other expense	(115)	(1)	(252)	(63)
Interest and other income	3	87	45	238

	(112)	86	(207)	175

Net loss	(4,762)	(1,862)	(9,474)	(4,225)
Accretion of dividends/amortization of discount on preferred stock	—	—	—	4,317

Net loss attributable to common stockholders	$(4,762)	$(1,862)	$(9,474)	$(8,542)

Basic and diluted net loss per share	$(0.81)	$(0.32)	$(1.62)	$(2.62)

Weighted-average shares used in computing basic and diluted net loss per share	5,860,375	5,824,988	5,846,352	3,256,222

The accompanying notes are an integral part of these financial statements.

Briazz, Inc.
Statement of Stockholders’ Equity
(in thousands)
(unaudited)

	Stockholders' equity

	Common Stock		Additional	Deferred
			paid-in	stock	Accumulated
	Shares	Amount	capital	compensation	deficit	Total

Balance at December 30, 2001	5,825	$73,746	$209	$(981)	$(55,058)	$17,916
Amortization of deferred compensation	—	—	—	261	—	261
Employee stock purchase plan	45	38	—	—	—	38
Issuance of stock warrants	—	—	113	—	—	113
Beneficial conversion feature of convertible debt	—	—	112	—	—	112
Net loss	—	—	—	—	(9,474)	(9,474)

Balance at September 29, 2002	5,870	$73,784	$434	$(720)	$(64,532)	$8,966

The accompanying notes are an integral part of these financial statements.

BRIAZZ, INC.

STATEMENTS OF CASH FLOWS
(in thousands)

	Thirty-nine weeks ended

	September 29,	September 30,
	2002	2001

	(unaudited)
Cash flows from operating activities
Net loss	$(9,474)	$(4,225)
Adjustments to reconcile net loss to net cash used in operating activities
Amortization of deferred stock compensation	261	204
Non cash interest expense	176	—
Depreciation and amortization	2,626	1,894
Gain on disposal of assets	(10)	—
Provision for asset impairment and store closure	2,195	—
Non-cash expense related to issuance of common stock and options	—	29
Changes in operating assets and liabilities:
Accounts receivable	(98)	(42)
Inventory	(100)	16
Prepaid expenses and other current assets	(604)	(133)
Deposits and other assets	(50)	1
Accounts payable	599	(2,061)
Accrued compensation	(56)	145
Accrued and other liabilities	5	(261)

Net cash used in operating activities	(4,530)	(4,433)

Cash flows from investing activities
Purchases of property and equipment	(2,282)	(1,903)
Proceeds from asset disposal	41	—

Net cash used in investing activities	(2,241)	(1,903)

Cash flows from financing activities
Change in book overdraft	(67)	645
Proceeds from (repayments of) line-of-credit borrowings	360	(2,000)
Repayment of long-term debt	(182)	(143)
Proceeds from long-term debt and warrants	1,250	—
Debt issue costs	(173)	—
Decrease in restricted certificates of deposit	114	69
Proceeds from sale of preferred stock, net of issuance costs	—	3,034
Proceeds from initial public offering, net of issuance costs	—	13,592
Proceeds from exercise of stock options	—	6
Employee stock purchase plan	38	—

Net cash provided by financing activities	1,340	15,203

Net (decrease) increase in cash and cash equivalents	(5,431)	8,867
Cash and cash equivalents
Beginning of period	6,193	555

End of period	$762	$9,422

Supplemental disclosure of cash flow information
Cash paid for interest	$76	$63

Supplemental disclosure of non-cash investing and financing activities
Accretion of dividends/amortizaton of discount on preferred stock	$—	$4,317

The accompanying notes are an integral part of these financial statements.

BRIAZZ, INC.

NOTES TO FINANCIAL STATEMENTS
(unaudited)

1. Summary of operations and significant accounting policies

Operations

     BRIAZZ, Inc. (“Briazz” or the “Company”) manufactures and distributes branded lunch and breakfast foods through multiple points of distribution in urban and suburban locations. The Company commenced operations in 1995 in Seattle, and opened new markets in San Francisco in 1996, Chicago in 1997 and Los Angeles in 1998. The Company’s business strategy is to solidify current markets and build Briazz into a national brand by expanding in major metropolitan areas across the United States. The Company’s retail distribution network includes Briazz cafés, as well as box lunch delivery. The Company also distributes its products through select strategic alliances. Each market operates a central kitchen, which prepares meals daily.

Interim financial information

     The financial information at September 29, 2002, and for the 13-week and 39-week periods ended September 29, 2002 and September 30, 2001 is unaudited but includes all adjustments, consisting of only normal recurring adjustments, that the Company considers necessary for a fair presentation, in all material respects, of its financial position, operating results and cash flows for the interim dates and periods presented. The results of operations for the 13-week and 39-week periods ended September 29, 2002 and September 30, 2001 are not necessarily indicative of results for the entire fiscal year or future periods.

Financial conditions and basis of presentation

     The accompanying financial statements have been prepared assuming that we will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability of assets and liquidation of liabilities that may result from this uncertainty. The Company has incurred substantial operating losses and negative cash flows from operations since inception and had an accumulated deficit of $64.5 million at September 29, 2002. These matters raise substantial doubt about the Company’s ability to continue as a going concern. To date, the Company has finalized it’s operations principally through the net proceeds of debt and equity offering (see note 8). The Company’s ability to continue as a going concern is dependent upon numerous factors, including the ability to obtain additional financing, the ability to increase the level of future revenues or the ability to reduce operating expenses.

     There can be no assurance that the Company will be able to obtain additional financing, reduce expenses or successfully complete other steps to continue as a going concern. If the Company is unable to unable to obtain sufficient funds to satisfy its cash requirements, it may be forced to curtail operations, dispose of assets, or seek extended payments terms from its vendors. Such events would materially and adversely affect the Company’s financial position and results of operations.

Recent accounting pronouncements

     In July 2001, the Financial Accounting Standards Board issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”). SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. The provisions of SFAS No. 143 will be effective for fiscal years beginning after June 15, 2002, however early application is permitted. The Company is currently evaluating the implications of adoption of SFAS No. 143.

     In April 2002, the Financial Accounting Standards Board issued SFAS 145, “Rescission of FAS Nos. 4, 44, and 64, Amendment of FAS 13, and Technical Corrections” which is generally effective for transitions occurring after May 15, 2002. Through the rescission of FASB statement 4 and 64, SFAS 145 eliminates the requirement that gain and losses from extinguishment of debt be aggregated and, if material, be classified as an extraordinary item net of and income tax effect. SFAS 145 makes several other technical connections to existing pronouncements that may change accounting practice. The adoption of SFAS 145 is not expected to have a material effect on the Company’s results of operations.

     In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”). SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged.

2. Net loss per share

     The computation of basic and diluted net loss per share is based on the weighted-average number of shares of common stock outstanding during the period. The Company has excluded all outstanding convertible debt, options and warrants to purchase common stock from the calculation of diluted net loss per share, as such securities are anti-dilutive for all periods presented.

The following table presents the calculation of basic and diluted net loss per share (in thousands, except share and per share data):

	13-week period ended		39-week period ended

	September 29, 2002	September 30, 2001	September 29, 2002	September 30, 2001

Net loss attributable to common stockholders	$(4,762)	$(1,862)	$(9,474)	$(8,542)
Weighted—average shares used in computing basic and diluted net loss per share	5,860,375	5,824,988	5,846,352	3,256,222
Basic and diluted net loss per share	$(0.81)	$(0.32)	$(1.62)	$(2.62)
Antidilutive securities not included in diluted net loss per share calculation
Options to purchase common stock	1,102,549	954,643	1,102,549	954,643
Convertible debt	1,041,667	—	1,041,667	—
Warrants to purchase common stock	1,180,404	930,404	1,180,404	930,404

3. Convertible debt, mandatorily redeemable convertible preferred stock and stockholders’ equity

     In connection with a $3 million private placement offering of shares of Series C preferred stock in January and February 2001, the Company issued approximately 500,000 shares at $6.00 per share. At the time of issuance of the Series C preferred stock, the Company determined that the fair value of its common stock exceeded the conversion price of the convertible preferred stock. As a result, the Company recorded a beneficial conversion feature in accordance with EITF 00- 27 “Application of Issue 98-5 to Certain Convertible Instruments” at the time of issuance of the preferred stock. Accordingly, the beneficial conversion feature was calculated as of January 29, 2001, the commitment date, as the difference between the conversion price and the fair value of the common stock multiplied by the number of shares into which the security was convertible (intrinsic value). The Company recorded a beneficial conversion feature of approximately $3 million. The beneficial conversion feature is analogous to a dividend and was being recognized as a return to the preferred shareholders over the period from date of issuance to the redemption date (October 2005) using the effective interest yield method. As of May 1, 2001, the beneficial conversion feature of $3.0 million was fully amortized upon the conversion of the Series C preferred stock to common stock. This beneficial conversion feature was recognized as a dividend, increasing the net loss attributable to common stockholders.

     The warrants outstanding to purchase 907,240 (947,817 as adjusted for anti-dilution) shares of Series C preferred stock were converted into warrants to purchase common stock on May 7, 2001. In February 2001, the Company modified the warrants to remove the automatic expiration date upon an initial public offering, thereby allowing the warrant holders the ability to exercise the warrants through the original expiration date. This modification initially resulted in a non-cash charge to expense of approximately $635,000 at the time of the initial public offering, related to approximately 100,000 warrants held by an officer of the Company. This charge to expense was reversed as of September 30, 2001 when the market price of the Company’s common stock dropped to a level below the exercise price of $6.00.

     On June 18, 2002, the Company entered into a Securities Purchase Agreement with Laurus Master Fund, Ltd. in connection with the issuance of a 14% convertible note to the Laurus Master Fund, Ltd. in the amount of $1.25 million and a warrant to purchase 250,000 shares of common stock at exercise prices ranging from $1.43 to $1.95. The note matures on December 18, 2003, and is collateralized by all of the Company’s assets. The note is initially convertible into 1,041,667 shares of common stock. Net proceeds to the Company after paying escrow fees, legal fees of Laurus and a fee to Laurus’ fund manager were $1.14 million. The Company recorded a debt discount of approximately $225,000 related to the issuance of the warrants and the beneficial conversion feature. The note was convertible into common stock from the date of issuance at an initial conversion price of $1.20 per share. If the Company elects to convert at a time when the market price is less than $1.50 per share, the conversion price would be at a discount to market. Accordingly, the Company fully recognized the beneficial conversion feature of approximately $112,000 as interest expense during the period. The debt discount related to the warrant is being amortized to interest expense over the term of the note.

     On August 30, 2002, the Company entered into a $1.0 million nonconvertible revolving credit line based upon and secured by the Company’s accounts receivable. A fee equal to 0.0667% is applied to the outstanding daily balance (equivalent to 2% per month). As of September 29, 2002, the Company qualified for approximately $0.36 million under this credit line and this amount had been fully drawn. The credit line has a term of 12 months.

4. Commitments and contingencies

     The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Company management currently believes that resolution of such legal matters will not have a material adverse impact on the Company’s financial position, results of operations or cash flows.

5. Segment information

     The Company changed its segment disclosures in the fourth quarter of fiscal 2001, to more closely match how it currently manages its business. In previous periods, the Company disclosed two reportable segments: Retail, and Wholesale and Other. Beginning in the fourth quarter of fiscal 2001, the Company has managed its business through four reportable segments: Retail, Branded Sales, Kitchens and General and Administrative. Retail consists of sales generated through the Company’s cafés. Branded Sales consists of two subgroups: 1) box lunch, catering and vending and 2), wholesale and grocery. Branded Sales subgroups consist of sales that are aggregated because they have similar economic characteristics. Kitchens consist of unallocated cost of products and packaging, along with unallocated costs of kitchen operations. General and Administrative consists of all costs incurred by the corporate office as well as those administrative costs incurred by Retail. Management evaluates segment performance primarily based on sales and segment operating income (loss). Prior periods have been restated to reflect the new classifications. Following the anticipated fourth quarter closure of the kitchens, the kitchen segment will no longer exist.

     In the table below and elsewhere in this report, EBITDA represents earnings before interest income and expense, income taxes and depreciation and amortization.

     The following table presents certain financial information for each segment (amounts in thousands).

Briazz, Inc.
Segment Information (in thousands)
(unaudited)

	Thirteen weeks ended		Thirty-nine weeks ended

	September 29,	September 30,	September 29,	September 30,
	2002	2001	2002	2001

Retail
Net Sales	$5,681	$5,642	$17,071	$17,426
Cost of food and packaging	(2,046)	(2,055)	(6,165)	(6,268)

	3,635	3,587	10,906	11,158
Cost of operations	(5,665)	(3,071)	(12,494)	(9,078)

Income (loss) from operations	$(2,030)	$516	$(1,588)	$2,080

EBITDA	$(1,440)	$926	$(25)	$3,281

Branded Sales
Box Lunch, Catering and Vending
Net Sales	$1,185	$1,407	$3,854	$4,205
Cost of food and packaging	(398)	(462)	(1,197)	(1,449)

	787	945	2,657	2,756

Wholesale and Grocery
Net Sales	908	895	2,396	2,968
Cost of food and packaging	(461)	(464)	(1,261)	(1,470)

	447	431	1,135	1,498

Total Branded Sales
Net Sales	2,093	2,302	6,250	7,173
Cost of food and packaging	(859)	(926)	(2,458)	(2,919)

	1,234	1,376	3,792	4,254
Cost of operations	(1,108)	(1,235)	(3,248)	(3,544)

Income from operations	$126	$141	$544	$710

EBITDA	$189	$186	$737	$856

Kitchens
Unallocated cost of food and packaging	$(90)	$(118)	$(189)	$(282)
Unallocated cost of operations	(924)	(849)	(2,678)	(2,573)

Loss from operations	$(1,014)	$(967)	$(2,867)	$(2,855)

EBITDA	$(847)	$(820)	$(2,373)	$(2,419)

General and Administrative
Cost of operations	$(1,732)	$(1,638)	$(5,356)	$(4,335)

EBITDA	$(1,600)	$(1,597)	$(4,979)	$(4,225)

Total
Net Sales	$7,774	$7,944	$23,321	$24,599
Cost of food and packaging	(2,995)	(3,099)	(8,812)	(9,469)

	4,779	4,845	14,509	15,130
Cost of operations	(9,429)	(6,793)	(23,776)	(19,530)

Loss from operations	$(4,650)	$(1,948)	$(9,267)	$(4,400)

EBITDA	$(3,698)	$(1,305)	$(6,640)	$(2,507)

7. Asset Impairment

     In August 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. SFAS No. 144 requires recording an impairment loss if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and to measure the impairment loss as the difference between the carrying amount and fair value of the asset. The Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible impairment. During the quarter ended September 29, 2002, the Company wrote down approximately $2.1 million of long-lived assets in accordance with SFAS No. 144. These write-downs consisted primarily of leasehold improvements at certain café locations.

8. Equity-based compensation

Stock options

     In February 2002, the board of directors approved a grant of option of approximately 29,000 shares of common stock to employees with exercise prices of $1.66 per share. Since the exercise price was equal to the fair value at the date of grant, no deferred compensation was recognized.

     In June 2002, the board of directors approved a grant of options of approximately 81,000 shares of common stock to employees with exercise prices of $1.26 per share. Since the exercise price was equal to the fair value at the date of grant, no deferred compensation was recognized.

     In August 2002, the board of directors approved a grant of options of approximately 120,000 shares of common stock to employees with exercise prices of $0.69 per share. Since the exercise price was equal to the fair value at the date of board approval, no deferred compensation was recognized.

8. Subsequent events

     On October 3, 2002, the Company completed a $0.5 million financing by issuing a nonconvertible note to a commercial bank. The note bears interest at an annual rate of 3.590% and is secured by a certificate of deposit from the Company’s CEO, Victor D. Alhadeff. The note matures on March 31, 2003. Interest on the note is payable monthly.

     The Company is currently in negotiations to offer and sell up to $2.0 million in secured convertible notes to Flying Food Group (“FFG”) or one or more of its affiliates. Flying Food Group is a provider of in-flight catering services at major international airports in the United States, and freshly-made food products for grocery and specialty retail. The notes would be secured by the assets of the Company and would be convertible into the common stock of the Company at $1.00 per share, at the option of the investors, or upon the occurrence of certain events, such as a subsequent equity financing. The investor would have registration rights covering the shares issuable upon conversion of the notes. The investment in the convertible notes would be made over the next few months in a series of closings. There can be no assurance that the negotiations with the investor will be successful or that the offering will be completed on the terms described, or at all. In addition to the $2.0 million debt financing, the Company is in initial discussions with institutional investors for an additional $3.0 to $4.0 million of capital. There can be no assurance that the negotiations with institutional investors will be successful or that the offering will be completed.

     While the Company negotiates these additional financings, it is attempting to conserve cash to the greatest extent permitted while continuing to operate its business by reducing expenses and by delaying or deferring payments to certain of its suppliers and on certain of its leases. As of the date of this report, FFG or its affiliates have purchased demand notes having an aggregate principal amount of $0.35 million. These notes are secured by the Company’s assets and will convert into, and be part of, the $2.0 million investment once the terms of such investment has been finalized. The Company has used the proceeds received to date, and will use the proceeds received in the future, to pay down existing debts and for general working capital. There can be no assurance that the investor will purchase additional demand notes in amounts sufficient to meet the Company’s immediate capital needs. The investor may require payment on the demand notes at any time.

     In connection with the $2.0 million financing, the Company is negotiating with FFG to produce its food at FFG’s central kitchens. FFG has central kitchen facilities in each of the Company’s geographic markets. The Company’ss intent is to close its own central kitchens following the move of the food preparation operations to FFG. Briazz anticipates that all of its central kitchens will be closed by early December. The estimated charge to expense associated with closing the kitchens is approximately $2.1 million.

     The Company proposes to enter into a management services contract with FFG, outlining the terms on which the Company will outsource its food production and provide other services to the Company. Under the proposed terms of the agreement, the Company would grant FFG a five-year right to purchase up to 2 million shares of common stock at $1.10 per share. FFG would have registration rights covering the shares issuable upon exercise of the right. Unless and until the Company obtained shareholder approval, exercise of the right, together with conversion of the convertible notes, would be limited to 19.9% of the Company’s outstanding common stock.

ITEM 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This report, including the following discussion of our financial condition and results of operations, contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors including, but not limited to, those described in connection with the forward-looking statement, fluctuation of the Company’s operating results, the Company’s ability to negotiate a management services agreement with Flying Food Group, LLC (“FFG”) and to obtain additional financing from FFG and other investors on terms favorable to the Company, or at all, the ability of the company to compete successfully, office occupancy, the ability of the company to maintain current café locations and secure new ones, food and labor costs, operation in only four geographic areas and reliance upon distributors and wholesale customers and the factors listed on Exhibit 99.1 to this report, which factors are hereby incorporated by reference in this report.

     In some cases, you can identify forward-looking statements by our use of words such as “may,” “will,” “should,” “could,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative or other variations of these words, or other comparable words or phrases.

     Although we believe the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements or other future events. Moreover, neither we nor anyone else assumes responsibility for the accuracy and completeness of forward-looking statements. We are under no duty to update any of our forward-looking statements after the date of this filing. You should not place undue reliance on forward-looking statements.

OVERVIEW

     BRIAZZ prepares and sells high-quality, branded lunch and breakfast foods for the “on-the-go” consumer. We sell our products primarily through our Company-operated cafés, through delivery of box lunches and catered platters directly to corporate customers and through selected wholesale accounts. Our core products are sandwiches, salads and soups, which are complemented by a variety of fresh baked goods, premium juices, Starbucks coffees and fresh fruit.

     We currently operate 46 cafés in the Seattle, San Francisco, Chicago and Los Angeles metropolitan areas, a net increase of three cafés since December 30, 2001. The three café increase in 2002 is due to the opening of a café in the first quarter and four cafés in the second quarter of 2002 as well as the closure of a location in the first quarter and another in the third quarter of 2002. The first closure resulted from decreased sales as the café’s building occupancy shifted from normal office occupancy to a data-center. The second café closure resulted from an occupancy level significantly below capacity in the building the café was located. We discontinued plans to open one more additional café (which would have been the sixth café opened during 2002) following the change of the development site to a less desirable location. Due to the discontinuation of this planned opening and due to capital restrictions, we do not currently plan to open any additional cafés during 2002. Our growth strategy is to open new cafés in our existing markets and, when appropriate, enter into new markets.

     During the fourth quarter 2001, we reduced our workforce at our general and administrative office. The cost of this reduction approximated the salary expense in the fourth quarter of 2001 that would have been incurred without the reduction. The expected annual cash savings in the fiscal year 2002 will approximate $0.64 million.

     On May 20, 2002, we began testing our new frozen panini products in eight Target stores (four in Seattle, four in Chicago), and we began testing our fresh food products in 18 Albertson’s stores in southern California on July 16, 2002.

     On June 18, 2002, we entered into a Securities Purchase Agreement with Laurus Master Fund, Ltd. in connection with the issuance of a 14% convertible note to the Laurus Master Fund, Ltd. in the amount of $1.25 million and a warrant to purchase 250,000 shares of common stock at exercise prices ranging from $1.43 to $1.95. The note matures on December 18, 2003, and is collateralized by all of our assets. The note is initially convertible into 1,041,667 shares of our common stock. The conversion price and the number of shares into which the note is convertible are subject to adjustment for stock splits, dilutive issuances, defaults and, in the case of conversion at the Company’s option, the prevailing market price at the time of such conversion. Net proceeds to us after paying escrow fees, legal fees of Laurus and a fee to Laurus’ fund manager were $1.14 million. The Company recorded a debt discount of approximately $0.22 million related to the issuance of the warrants and the beneficial conversion features. The note was convertible into common stock from the date of issuance at $1.20 per share.

Accordingly, the Company fully recognized the beneficial conversion feature of approximately $0.11 million as interest expense during the period. For a more detailed description of the financing, see “Sales of Unregistered Securities” in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, and for its impact on our financial position, see “Liquidity and Capital Resources”. For certain risks related to this financing, see the risk factors set forth in Exhibit 99.1 to this report.

     During the third quarter 2002, we made a reduction in our entire workforce of approximately twenty percent. The cost of this reduction approximated the salary expense in the third quarter of 2002 that would have been incurred without the reduction. The expected cash savings in the fourth quarter of 2002 will approximate $0.64 million.

     On August 30, 2002, the Company entered into a $1.0 million nonconvertible revolving credit line based upon and secured by the Company’s accounts receivable. A fee equal to 0.0667% is applied to the outstanding daily balance (equivalent to 2% per month). As of September 29, 2002, the Company qualified for approximately $0.36 million under this credit line and this amount had been fully drawn. The credit line has a term of 12 months. As of November 10, 2002, the Company qualified for $0.54 million, which amount has been fully drawn.

     On October 3, 2002, the Company completed a $0.5 million financing by issuing a nonconvertible note to a commercial bank. The note bears interest at an annual rate of 3.590% and is secured by a certificate of deposit from Victor D. Alhadeff. The note matures on March 31, 2003. Interest on the note is payable monthly.

     Commencing on October 21, 2002, Briazz began supplying sandwiches and salads to 40 Starbucks locations in the Chicago metro area as part of a test program to introduce new sandwich and salad menus at Starbucks in Chicago. The test program will continue through December 31, 2002.

     The Company is currently in negotiations to offer and sell up to $2.0 million in secured convertible notes to Flying Food Group (“FFG”) or one or more of its affiliates. Flying Food Group is a provider of in-flight catering services at major international airports in the United States, and freshly-made food products for grocery and specialty retail. The notes would be secured by the assets of the Company and would be convertible into the common stock of the Company at $1.00 per share, at the option of the investors, or upon the occurrence of certain events, such as a subsequent equity financing. The investor would have registration rights covering the shares issuable upon conversion of the notes. The investment in the convertible notes would be made over the next few months in a series of closings. There can be no assurance that the negotiations with the investor will be successful or that the offering will be completed on the terms described, or at all. In addition to the $2.0 million debt financing, the Company is in initial discussions with institutional investors for an additional $3.0 to $4.0 million of capital. There can be no assurance that the negotiations with institutional investors will be successful or that the offering will be completed.

     While the Company negotiates these additional financings, it is attempting to conserve cash to the greatest extent permitted while continuing to operate its business by reducing expenses and by delaying or deferring payments to certain of its suppliers and on certain of its leases. FFG has assisted the Company in negotiating more favorable payment terms with some of the Company’s suppliers as part of the transition of its production to FFG. As of the date of this report, FFG or its affiliates have purchased demand notes having an aggregate principal amount of $0.35 million. These notes are secured by the Company’s assets and will convert into, and be part of, the $2.0 million investment once the terms of such investment has been finalized. The Company has used the proceeds received to date, and will use the proceeds received in the future, to pay down existing debts and for general working capital. There can be no assurance that the investor will purchase additional demand notes in amounts sufficient to meet the Company’s immediate capital needs. The investor may require payment on the demand notes at any time.

     In connection with the $2.0 million financing, the Company is negotiating with FFG to produce its food at FFG’s central kitchens. FFG has central kitchen facilities in each of the Company’s geographic markets. The Company’s intent is to close its own central kitchens following the move of the food preparation operations to FFG. Briazz anticipates that all of its central kitchens will be closed by mid December. The estimated charge to expense associated with closing the kitchens is approximately $2.1 million.

     The Company’s central kitchens are currently underutilized. The Company reported $3.7 million of unallocated central kitchen losses in 2001 and $2.9 million in the first three quarters of 2002. The Company believes that outsourcing its food production to FFG would maintain the advantages of central kitchens, while limiting overhead. The Company believes that outsourcing its food production would also allow it to move into new geographic markets more quickly, and allow it to work with FFG cooperatively to better serve shared customers. For example, Starbuck’s is a customer of both the Company and FFG. If the Company successfully negotiates an agreement with FFG, it anticipates that the two companies would work cooperatively to better serve Starbuck’s.

     The Company proposes to enter into a management services contract with FFG, outlining the terms on which the Company will outsource its food production. Under the proposed terms of the agreement, the Company would grant FFG a five-year right to purchase up to 2 million shares of common stock at $1.10 per share. FFG would have registration rights covering the shares issuable upon exercise of the right. Unless and until the Company obtained shareholder approval, exercise of the right, together with conversion of the convertible notes, would be limited to 19.9% of our outstanding common stock.

     There can be no assurance that the negotiations with FFG regarding food preparation will be successful or that the transition to a third-party’s central kitchens for food preparation will be completed.

     In conjunction with the closure of the central kitchens, the Company will reduce the operational complexity of the business and the related general and administrative expenses. In addition to the expected savings resulting from its central kitchen closures, the Company expects to reduce its overhead by eliminating approximately 15 to 17 corporate positions. The Company has begun and expects to complete these reductions by mid December. The Company’s total general and administrative staff including field level management will be reduced from 54 on August 13, 2002 to 27 by year end. We anticipate that total Company employment as a result of the restructuring and closure of the kitchens will be reduced from 526 employees on August 13, 2002 to 272 by year end. The savings from the recent work force reduction may not be realized until the first quarter of 2002.

     Due to the Company’s decision to move its food preparation to FFG, the Company is reevaluating its grocery business and has withdrawn from the test with Albertson’s.

RESULTS OF OPERATIONS 13-WEEK PERIOD ENDED SEPTEMBER 29, 2002 COMPARED WITH 13-WEEK PERIOD ENDED SEPTEMBER 30, 2001

Sales

     Total sales decreased by $0.17 million, or 2.1%, from $7.94 million to $7.77 million.

     Retail sales increased by $0.04 million, or 0.7%, from $5.64 million to $5.68 million. This increase was due to the opening of five additional cafés during the fiscal year 2001 and five cafés opening in the first half of 2002, offset by the closure of two cafés in 2002. Same-store sales decreased by $0.67 million, or 12.5%, from $5.36 million to $4.69 million. Same-store sales consist only of sales from cafés, and do not include Branded Sales. The decrease in same-store sales was primarily due to the decrease in occupancy rates of many of the buildings in which the Company is located.

     Branded sales decreased by $0.21 million, or 9.1%, from $2.30 million to $2.09 million. This decrease was primarily due to a decrease in Tully’s and QFC’s sales.

Operating expenses

     Operating expenses consist of costs of food and packaging, occupancy, labor, depreciation and amortization, other operating expenses, general and administrative and provision for asset impairment and store closure. Total operating expenses increased by $2.53 million, or 25.6%, from $9.89 million to $12.42 million. As a percentage of sales, our operating expenses increased from 124.5% to 159.8%. The increase in operating expense as a percentage of sales was primarily due to the costs related to occupancy expenses for new retail locations and decreased sales.

     Cost of food and packaging decreased by $0.10 million, or 3.4%, from $3.10 million to $3.00 million due primarily to lower sales volume. Cost of food and packaging decreased as a percentage of sales from 39.0% to 38.5%.

     Cost of food and packaging for retail sales decreased by $0.01 million, or 0.4%, from $2.05 million to $2.04 million. This decrease was due primarily to lower sales volume. Cost of food and packaging for branded sales decreased by $0.07 million, or 7.2%, from $0.93 million to $0.86 million. The decrease for branded sales was due to the lower sales volumes. Unallocated cost of food and packaging for kitchens decreased by $0.03 million, or 23.7%, from $0.12 million to $0.09 million. This decrease was due to implementing a series of changes in the management and operations of our central kitchens to reduce our operating costs, particularly with respect to unit labor costs.

     Occupancy expense consists of costs related to the leasing of retail space for our cafés and our central kitchens. Occupancy expense increased by $0.13 million, or 13.3%, from $0.99 million to $1.12 million. This increase was due to the opening of five additional cafés during the fiscal year 2001 and five cafés in the first half of 2002, offset by the closure of two cafés in 2002. As a percentage of sales, occupancy expenses increased from 12.5% to 14.4%, primarily due to decreased sales. Our rents are fixed or variable determined as a percentage of sales, or a combination of both.

     Labor expenses consist of wages and salaries paid to employees. Labor expenses decreased by $0.03 million, or 1.2%, from $2.84 million to $2.81 million. This decrease was due to the reduction in workforce in the third quarter of 2002. As a percentage of sales, labor expenses increased from 35.8% to 36.1%. This increase was primarily due to decreased sales. Labor expenses are expected to decrease following the closure of the kitchens.

     Depreciation and amortization relates to leasehold improvements, equipment and vehicles. Depreciation and amortization expense increased by $0.31 million, or 48.4%, from $0.64 million to $0.95 million, primarily as a result of opening new cafés. As a percentage of sales, depreciation and amortization increased from 8.1% to 12.3%. This increase was primarily due to decreased sales.

     Other operating expenses consist of direct operating, marketing, repair and maintenance expense. Other operating expenses increased by $0.07 million, or 13.2%, from $0.51 million to $0.58 million, primarily as a result of opening new cafés. As a percentage of sales, other operating expenses increased from 6.4% to 7.4%. This increase was primarily due to decreased sales.

     General and administrative expenses relate to the support functions performed by our corporate office, such as finance, human resources, marketing, food development and information systems. This expense primarily consists of salaries of our corporate executives, senior management and staff, and our corporate office lease and related office expenses. General and administrative expenses remained the same at $1.81 million. As a percentage of sales, general and administrative expenses increased from 22.8% to 23.2%, primarily due to decreased sales. General and administrative expenses are to decrease beginning in 2003 following the 2002 fourth quarter personnel reductions.

     Provision for asset impairment and store closure relates to the write-down of leasehold improvements at some café locations. Provision for asset impairment and store closure increased by $2.17 million in the thirteen weeks ended September 29, 2002, due to the closure of the E-Port store located in Chicago in the third quarter of 2002 and a write down of fixed assets. We performed an impairment analysis of our café locations by comparing the carrying amount of the long-term assets to their associated undiscounted cash flow. Because the carrying amount exceeded the associated undiscounted cash flow we recorded an impairment charge. No other store closures are planned in fiscal 2002.

Other (Expense) Income

     Other (expense) income includes interest and other expense and interest and other income. Other (expense) income decreased by $0.20 million, or 230.2%, from $.09 million to ($.11) million. This decrease was due to the interest expense associated with the new note payable obtained in the second quarter of 2002 and lower interest income in 2002 resulting from lower cash and cash equivalents. As a percentage of sales, other (expense) income increased from 1.1% to (1.4%) due to the new note payable.

Net Loss

     Net loss increased by $2.90 million, or 155.7%, from $1.86 million to $4.76 million. This increase was primarily due to decreased same-store and branded sales and increased occupancy expense, depreciation and amortization, and the asset impairment of $2.11 million. As a percentage of sales, net loss increased from 23.4% to 61.3%. The Company recognized no tax benefit from its losses in 2002 and 2001.

     EBITDA represents earnings before interest income and expense, income taxes and depreciation and amortization. EBITDA for the 13-week periods ended September 29, 2002 and September 30, 2001 was ($3.70) million and ($1.30) million, respectively.

RESULTS OF OPERATIONS 39-WEEK PERIOD ENDED SEPTEMBER 29, 2002 COMPARED WITH 39-WEEK PERIOD ENDED SEPTEMBER 30, 2001

Sales

     Total sales decreased by $1.28 million, or 5.2%, from $24.60 million to $23.32 million.

     Retail sales decreased by $0.36 million, or 2.0%, from $17.43 million to $17.07 million. This decrease was primarily due to reduced same store sales which more than offset the sales from cafés opened in 2001 and 2002. Same-store sales decreased by $2.13 million, or 12.6%, from $16.93 million to $14.80 million. Same-store sales consist only of sales from cafés, and do not include Branded sales. The decrease in same-store sales was primarily due to the decrease in occupancy rates of many of the buildings in which we are located.

     Branded sales decreased by $0.92 million, or 12.9%, from $7.17 million to $6.25 million. This decrease was primarily due to a decrease in Tully’s and QFC’s sales and the discontinuation of sales to Kozmo.com. Sales to Kozmo.com were eliminated due to discontinuance of that company.

Operating expenses

     Operating expenses consist of cost of food and packaging, occupancy, labor, depreciation and amortization, other operating, general and administrative and provision for asset impairment and store closure. Total operating expenses increased by $3.59 million, or 12.4%, from $29.00 million to $32.59 million. As a percentage of sales, our operating expenses increased from 117.9% to 139.7%. The increase in operating expense as a percentage of sales was primarily due to the costs related to being a public company, occupancy expenses for new retail locations , decreased sales, and the asset impairment.

     Cost of food and packaging decreased by $0.66 million, or 6.9%, from $9.47 million to $8.81 million due to lower sales volume. Cost of food and packaging decreased as a percentage of sales from 38.5% to 37.8%.

     Cost of food and packaging for retail sales decreased by $0.10 million, or 1.6%, from $6.27 million to $6.17 million. Cost of food and packaging for branded sales decreased by $0.46 million, or 15.8%, from $2.92 million to $2.46 million. The decrease for both retail sales and branded sales was due to the lower sales volumes. Unallocated cost of food and packaging for kitchens decreased by $0.09 million, or 33.0%, from $0.28 million to $0.19 million. This decrease was due to implementing a series of changes in the management and operations of our central kitchens to reduce our operating costs, particularly with respect to unit labor costs.

     Occupancy expense consists of costs related to the leasing of retail space for our cafés and our central kitchens. Occupancy expense increased by $0.29 million, or 10.3%, from $2.86 million to $3.15 million. This increase was due to the opening of five additional cafés during the fiscal year 2001 and five cafés in the first half of 2002, offset by the closure of two cafés in 2002. As a percentage of sales, occupancy expense increased from 11.6% to 13.5%, primarily due to decreased sales. Our rents are fixed or variable determined as a percentage of sales, or a combination of both.

     Labor expenses consist of wages and salaries paid to employees. Labor expenses remained the same at $8.43 million. This stayed constant despite the opening of five additional cafés during the fiscal year 2001 and five cafés in the first half of 2002, offset by the closure of two cafés in 2002 because of a workforce reduction in the fourth quarter of 2001 and the third quarter of 2002. As a percentage of sales, labor expenses increased from 34.3% to 36.1%. This increase was primarily due to decreased sales.

     Depreciation and amortization relates to leasehold improvements, equipment and vehicles. Depreciation and amortization expense increased by $0.74 million, or 38.6%, from $1.89 million to $2.63 million, primarily as a result of opening new cafés. As a percentage of sales, depreciation and amortization increased from 7.7% to 11.3%. This increase was primarily due to decreased sales.

     Other operating expenses consist of direct operating, marketing, repair and maintenance expense. Other operating expenses increased by $0.34 million, or 22.7%, from $1.49 million to $1.83 million, primarily as a result of opening new cafés. As a percentage of sales, other operating expenses increased from 6.1% to 7.9%. This increase was primarily due to decreased sales.

     General and administrative expenses relate to the support functions performed by our corporate office, such as finance, human resources, marketing, food development and information systems. This expense primarily consists of salaries of our corporate executives, senior management and staff, and our corporate office lease and related office expenses. General and administrative expenses increased by $0.70 million, or 14.4%, from $4.85 million to $5.55 million. The increase was primarily due to expenses relating to being a public company such as additional legal and accounting expenses. As a percentage of sales, general and administrative expenses increased from 19.7% to 23.8%, primarily due to decreased sales.

     Provision for asset impairment and store closure relates to the write-down of leasehold improvements at some café locations. Provision for asset impairment and store closure increased by $2.19 million in the thirty-nine weeks ended September 29, 2002, due to the closure of the Westin café located in Seattle in the first quarter of 2002, the closure of the E-Port store located in Chicago in the third quarter of 2002 and a write down of fixed assets. We performed an impairment analysis of our café locations by comparing the carrying amount of the long-term assets to their associated undiscounted cash flows. Because the carrying amount exceeded the associated undiscounted cash flows we recorded an impairment charge. No other store closures are planned in fiscal 2002.

Other (Expense) Income

     Other (expense) income includes interest and other expense and interest and other income. Other (expense) income decreased by $0.39 million, or 218.3%, from $0.18 million to ($0.21) million. This decrease was due to the interest expense associated with the new note payable obtained in the second quarter of 2002 and lower interest income in 2002 resulting from lower cash and cash equivalents. As a percentage of sales, other (expense) income increased from 0.7% to (0.9%).

Net Loss

     Net loss increased by $5.24 million, or 124.2%, from $4.23 million to $9.47 million. This increase was primarily due to decreased sales and increased occupancy, general and administrative expenses, and the asset impairment of $2.11 million. As a percentage of sales, net loss increased from 17.2% to 40.6%. The Company recognized no tax benefit from its losses in 2002 and 2001.

     EBITDA for the 39-week periods ended September 29, 2002 and September 30, 2001 was ($6.64) million and ($2.51) million, respectively.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash used in operating activities during the 39 weeks ending September 29, 2002 and September 30, 2001 was $4.53 million and $4.43 million, respectively. Net cash used in operating activities resulted primarily from net loss before non-cash charges.

     Net cash used in investing activities for the 39 weeks ending September 29, 2002 and September 30, 2001 was approximately $2.24 million and $1.90 million, respectively. Net cash used in investing activities resulted from capital additions primarily related to cafés opened in 2001 and 2002. During the 39 weeks ended September 29, 2002 we opened five additional cafés.

     Net cash provided by financing activities for the 39 weeks ending September 29, 2002 was approximately $1.34 million. The financing activities consisted primarily of cash received from the net proceeds of $1.61 million in debt financing ($1.25 million from Laurus and $0.36 million from revolving line of credit), and a $0.07 million decrease in the book overdraft. Net cash provided by financing activities for the 39 week ending September 30, 2001 was $15.20 million. Net cash provided by financing activities in the first three quarters of 2001 resulted primarily from the issuance of capital stock, which was partially offset by financing costs, the repayment of the line of credit of $2.0 million in May 2001 and scheduled principal repayments primarily relating to delivery vehicle financing. In January and February 2001, net cash provided from the issuance of additional shares of Series C preferred stock was $3.0 million. In May 2001, net cash provided from our initial public offering was approximately $13.7 million.

     We have lease obligations in 2002 of $2.9 million which are due primarily to operating leases on our facilities, of which $2.2 million has been paid. Capital vehicle leases make up $0.1 million of our total 2002 lease obligation. A small portion of our 2002 lease obligation is for office equipment. The increase in rental expense in future years is not material. The lease obligation amount will increase with the addition of each new café.

     At December 30, 2001, we had the contractual cash obligations as set forth in the table below. The $1.25 million convertible debt and the $0.36 million in additional financing is not included in the table. For a description of the $1.25 million and $0.36 financings, see below:

		Less than	1 - 3	4 - 5	After 5
Contractual Obligations	Total	1 year	years	years	years

		(in thousands)
Capital Lease Obligations	$612	$139	$278	$166	$29
Operating Leases	14,838	2,792	5,313	4,253	2,480
Other Long-Term Obligations	38	38	—	—	—

Total Contractual Cash Obligations	$15,488	$2,969	$5,591	$4,419	$2,509

     Since inception we have financed our operations primarily through the issuance of capital stock and debt. Since inception through September 29, 2002, we have raised cash of approximately $64.2 million from sales of preferred stock, convertible debt and common stock. In addition to funding capital expenditures, which have approximated $28.5 million since inception, cash provided by financing activities has funded our initiatives in business and market development and related operating losses. Since inception through the 39 weeks ending September 29, 2002, we have incurred net losses of approximately $57.6 million. In the near term, operating losses may continue despite actions taken to reduce negative cash flow from operations. Actions taken to reduce negative cash flow from operations, including improving operational efficiencies, cost controls and cutbacks, workforce reductions and closing of certain unprofitable operating properties, continued during 2002.

     The accompanying financial statements have been prepared assuming that we will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability of assets and liquidation of liabilities that may result from this uncertainty. We have incurred substantial operating losses and negative cash flows from operations since inception and had an accumulated deficit of $64.5 million at September 29, 2002. These matters raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon numerous factors, including our ability to obtain additional financing, our ability to increase our level of future revenues or our ability to reduce operating expenses.

     On June 18, 2002, we entered into a Securities Purchase Agreement with Laurus Master Fund, Ltd. in connection with the issuance of a 14% convertible note to the Laurus Master Fund, Ltd. in the amount of $1.25 million and a warrant to purchase 250,000 shares of common stock at exercise prices ranging from $1.43 to $1.95. The note matures on December 18, 2003, and is collateralized by all of our assets. The note is initially convertible into 1,041,667 shares of out common stock at $1.20 per share. The conversion price and the number of shares into which the note is convertible are subject to adjustment for stock splits, dilutive issuances, defaults and, in the case of conversion at the Company’s option, the prevailing market price at the time of such conversion. Net proceeds to us after paying escrow fees, legal fees of Laurus and a fee to Laurus’ fund manager were $1.14 million. The Company recorded a debt discount of approximately $0.22 million related to the issuance of the warrants and the beneficial conversion features. The note was convertible into common stock from the date of issuance. Accordingly, the Company fully recognized the beneficial conversion feature of approximately $0.11 million as interest expense during the period. For a more detailed description of the financing, see “Sales of Unregistered Securities” in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002. For certain risks related to this financing, see the risk factors set forth in Exhibit 99.1 to this report. As of September 29, 2002, the unpaid principal and accrued and unpaid interest under the convertible note was approximately $1.2 million.

     On August 30, 2002, the Company entered into a $1.0 million nonconvertible revolving credit line based upon and secured by the Company’s accounts receivable. A fee equal to 0.0667% is applied to the outstanding daily balance (equivalent to 2% per month). As of September 29, 2002, the Company qualified for approximately $0.36 million under this credit line and this amount had been fully drawn. The credit line has a term of 12 months.

     On October 3, 2002, the Company completed a $0.5 million financing by issuing a nonconvertible note to a commercial bank. The note bears interest at an annual rate of 3.59% and is secured by a certificate of deposit from Victor D. Alhadeff. The note matures on March 31, 2002. Interest on the note is payable monthly.

     The Company is currently in negotiations to offer and sell up to $2.0 million in secured convertible notes to Flying Food Group or one or more of its affiliates. The Company is also in initial discussions with institutional investors for an additional $3.0 to $4.0 million of capital. While the Company negotiates these additional financings, it is attempting to conserve cash to the greatest extent permitted while continuing to operate its business by reducing expenses and by delaying or deferring payments to certain of its suppliers and on certain of its leases. As of the date of this report, FFG or its affiliates have purchased demand notes having an aggregate principal amount of $0.35 million. These notes are secured by the Company’s assets and will convert into, and be part of, the $2.0 million investment once the terms of such investment has been finalized. The Company has used the proceeds received to date, and will use the proceeds received in the future, to pay down existing debts and for general working capital. There can be no assurance that the investor will purchase additional demand notes in amounts sufficient to meet the Company’s immediate capital needs. The investor may require payment on the demand notes at any time.

     At September 29, 2002, we had cash and cash equivalents of approximately $0.76 million. Since September 29, 2002, we have used a combination of cash and cash equivalents, operating revenues and the proceeds of demand notes purchased by the investors to meet our immediate cash needs; however, we will need additional capital in the immediate future in order to continue operating our business. We are attempting to conserve cash by reducing expenses and by delaying or deferring payments to some of our suppliers and on some of our leases. We believe that, if we successfully complete our $2.0 million convertible note financing on terms favorable to us (of which we have already received $0.35 million in the form of demand notes), the proceeds of the convertible note financing will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the remainder of 2002, depending upon our fourth quarter revenues and the success of our proposed outsourcing of central kitchen functions to FFG. Thereafter, we will need to raise additional capital to finance our operations, as well as to enhance our operations, fund our expansion and respond to competitive pressures. There can be no assurance that we will be able to obtain additional financing at terms favorable to us, or at all, reduce expenses or successfully complete other steps to continue as a going concern. If we are unable to obtain sufficient funds to satisfy our cash requirements, we may be forced to curtail operations, dispose of assets, or seek extended payment terms from our vendors. Such events would materially and adversely affect our financial position and results of operations. If we are unable to find sufficient financing within the required timeframe on terms favorable to us, we may be required to discontinue our operations.

     The Company is negotiating with FFG to produce its food at FFG’s central kitchens. FFG has central kitchen facilities in each of the Company’s geographic markets. The Company’s intent is to close its own central kitchens following the move of the food preparation operations to FFG. Briazz anticipates that all of its central kitchens will be closed by mid December. The Company believes that outsourcing its food production to FFG would maintain the advantages of central kitchens, while limiting overhead. The Company believes that outsourcing its food production would also allow it to move into new geographic markets more quickly, and allow it to work with FFG cooperatively to better serve shared customers. Although the Company believes that outsourcing its central kitchen functions will result in significant cost savings to the Company, the negotiations and transition are not sufficiently finalized to permit the Company to provide guidance regarding the magnitude of anticipated savings. There can be no assurance that the negotiations with FFG regarding food preparation will be successful, that the transition to a third-party’s central kitchens for food preparation will be completed or that the Company will be able to realize anticipated cost savings.

     In conjunction with the closure of the central kitchens, the Company will reduce the operational complexity of the business and the related general and administrative expenses. In addition to the expected savings resulting from its central kitchen closures, the Company expects to reduce its overhead by eliminating approximately 15 to 17 corporate positions. The Company has begun and expects to complete these reductions by mid December.

     Due to the Company’s decision to move its food preparation to FFG, the Company is reevaluating its grocery business and will be withdrawing from the test with Albertson’s.

     For additional information regarding the Company’s proposed financing and outsourcing plans, see “Overview” above. For certain risks relating to the Company’s liquidity and capital resources, the terms of its convertible debt financings and its proposed outsourcing of central kitchen functions, see the risk factors set forth in Exhibit 99.1 to this report.

     Poor financial results, unanticipated expenses or unanticipated opportunities that require financial commitments could give rise to additional financing requirements sooner than we expect. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing shareholders would be reduced, and these securities may have rights, preferences or privileges senior to those of our common stock. If adequate funds are not available or are not available on acceptable terms, our ability to enhance our services, fund our expansion, respond to competitive pressures or take advantage of business opportunities would be significantly limited, and we might need to significantly restrict our operations.

EQUITY-BASED COMPENSATION

Stock options

     In February 2002, the board of directors approved a grant of options to purchase approximately 29,000 shares of common stock to employees with exercise prices of $1.66 per share. Since the exercise price was equal to the fair value at the date of grant, no deferred compensation was recognized.

     In June 2002, the board of directors approved a grant of options to purchase approximately 81,000 shares of common stock to employees with exercise prices of $1.26 per share. Since the exercise price was equal to the fair value at the date of grant, no deferred compensation was recognized.

     In August 2002, the board of directors approved a grant of options to purchase approximately 120,000 shares of common stock to employees with exercise prices of $0.69 per share. Since the exercise price was equal to the fair value at the date of grant, no deferred compensation was recognized.

     The 1996 Amended Stock Option Plan was initially adopted by our board of directors and approved by our shareholders in December 1995 and was last amended on June 5, 2002. The plan currently provides for the issuance of up to 1,165,000 shares of common stock upon the exercise of options granted thereunder, subject to adjustment for stock dividends, stock splits, reverse stock splits and other similar changes in our capitalization.

Preferred stock

     In April 2001, 18,917 shares of Series C preferred stock (which converted automatically into shares of common stock upon the completion of our initial public offering in May 2001), with an approximate fair value of $155,000, were issued to two consultants for services to be rendered in connection with leasehold improvements and food development. This amount will be depreciated as a leasehold improvement over 5 years.

ITEM 3: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We have no derivative financial instruments or derivative commodity investments. We invest our excess cash in investment grade, highly liquid investments, consisting of money market instruments, bank certificates of deposit and short-term investments in commercial paper. We do not believe these investments are subject to significant market risk.

     Our 14% convertible note is not subject to market risk from changes in interest rate; however, we will not receive any benefit if interest rates decline.

     All of our transactions are conducted, and our accounts are denominated, in United States dollars. Accordingly, we are not exposed to foreign currency risk.

     Many of the food products purchased by us are affected by commodity pricing and are, therefore, subject to price volatility caused by weather, production problems, delivery difficulties, utility costs and other factors that are outside our control. We believe that substantially all of our food and supplies are available from numerous sources, which helps to control food commodity risk. We believe we have the ability to increase menu prices, or vary the menu items offered, if needed in response to a food product price increase.

ITEM 4. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

     Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-14(c) under the Exchange Act as of a date (the “Evaluation Date”) within 90 days prior to the filing date of this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were effective in timely alerting him to the material information relating to the Company (or its consolidated subsidiaries) required to be included in the Company’s periodic SEC filings and Form 8-K reports.

(b) Changes in Internal Controls

     There were no significant changes made in the Company’s internal controls during the period covered by this report or, to the Company’s knowledge, in other factors that could significantly affect these controls subsequent to the date of their evaluation.

PART II — OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

     BRIAZZ is not currently a party to any material legal proceeding.

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

(a) Changes in Securities

     There have been no changes in our registered securities.

(b) Sales of Unregistered Securities

None.

(c) Use of proceeds

     On May 1, 2001, the Securities and Exchange Commission declared effective our registration statement on Form S-1 (Commission File No. 333-54922). Net proceeds to BRIAZZ, after deduction of $2.4 million in underwriting discounts, commissions and other expenses from the initial public offering totaled $13.6 million. In 2001, we spent $3.8 million on capital purchases and $2.0 million for the repayment of line-of-credit borrowings and scheduled principal repayments primarily relating to delivery vehicle financing. In 2002, we spent $1.85 million on capital purchases, including $1.65 million on the build-out of new cafés and $0.17 million on our new point of sale system, order entry system and our internet web site, and we spent $4.13 million on working capital requirements. As of September 29, 2002, we had used all of the net proceeds of our initial public offering.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

     None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     None.

ITEM 5. OTHER INFORMATION

     On August 6, 2002, we were notified by Nasdaq that we were out of compliance with the Nasdaq National Market rule that requires a Nasdaq National Market listed company maintain a $5.0 million minimum aggregate value for its shares held in public float. Nasdaq informed us that, if we were unable to regain compliance with the rule for a minimum of 10 consecutive trading days prior to November 5, 2002, unless we had applied and were accepted for listing on the Nasdaq Small Cap Market, we would be provided with written notification that our shares would be delisted.

     On August 20, 2002, we were notified by Nasdaq that we were out of compliance with the Nasdaq National Market rule that requires a Nasdaq National Market listed company maintain a $1.00 minimum bid price for its traded securities. Nasdaq informed us that if we were unable to regain compliance with the rule for a minimum of 10 consecutive trading days prior to November 18, 2002, unless we had applied and were accepted for listing on the Nasdaq Small Cap Market, we would be provided with written notification that our shares would be delisted.

     On November 6, 2002, we were notified by Nasdaq that we had not regained compliance with the mininum public float requirements and that our shares would be delisted at the opening of business on November 14, 2002. We have requested a hearing before a Nasdaq Listing Qualifications Panel to review Nasdaq’s determination. We will continue to trade on the

Nasdaq National Market pending the outcome of these proceedings. There can be no assurance that we will be able to regain compliance with Nasdaq’s continued listing requirements or that the panel will grant our request for continued listing on the National Market. If we are unable to maintain our National Market position, we expect to apply for quotation on the Nasdaq SmallCap Market. We do not currently meet the SmallCap Market requirement that a company maintain a minimum bid price of $1.00; however, Nasdaq will as a matter of policy permit a company that has been delisted from the National Market to take advantage of the 180-day grace period provided by the SmallCap Market for regaining compliance with this rule, provided that the company meets the other requirements for continued listing on the SmallCap Market. Nasdaq has informed us that if we began quotation on the SmallCap Market, we would have until February 18, 2003 to regain compliance with the rule unless a further grace period was available. There can be no assurance that we will be able to regain compliance with this requirement, or that any application made by us for quotation on the SmallCap Market will be accepted. If we are delisted from the National Market and are not accepted for quotation on the SmallCap Market, our shares may continue to trade on the Over-the-Counter Bulletin Board.

     On October 31, 2002, Mr. Alhadeff was appointed as our Chief Financial Officer and Secretary to succeed Tracy Warner, who has resigned to pursue other opportunities. Mr. Alhadeff continues to serve as our President, Chief Executive Officer and Chairman.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

(a)  The following exhibits are filed as part of this report:

Exhibit
Number	Description

3.1(2)	Amended and Restated Articles of Incorporation.
3.2(2)	Bylaws.
4.1(2)	Specimen Stock Certificate.
10.1(1)(2)	1996 Amended Stock Option Plan.
10.2(1)(2)	Form of Option Agreement (Fresh Options prior to February 2001)
10.3(1)(2)	Form of Option Agreement (other options prior to February 2001)
10.4(1)(2)	2001 Employee Stock Purchase Plan.
10.5(2)	Form of Warrant.
10.6(1)(2)	Employment Agreement between BRIAZZ and Charles William Vivian dated July 14, 1999.
10.7(2)	Retail Lease between BRIAZZ and Benaroya Capital Company regarding 1100 Olive Way, Seattle, WA dated November 6, 1998.
10.8(2)	Form of Registration Rights Agreement among BRIAZZ and certain of our shareholders dated August 15, 1997, as amended.
10.9(2)	Agreement between BRIAZZ and Stusser Realty Group Limited Partnership dated January 1998.
10.10(2)	Sublease between BRIAZZ and Stusser Electric Company regarding 3901 7th Avenue South, Seattle, WA dated February 6, 1998.
10.11(2)	Sublease Amendment between BRIAZZ and Stusser Electric Company regarding 3901 7th Avenue South, Seattle, WA dated August 28, 2000.
10.12(2)	Lease between BRIAZZ and Mission-Taylor Properties regarding 225 Mendell St., San Francisco, CA dated June 28 1996.
10.13(2)	Amendment to Lease between BRIAZZ and Mission-Taylor Properties regarding 225 Mendell St., San Francisco, CA dated May 25, 2000.
10.14(2)	Lease between BRIAZZ and Time Realty Investments, Inc. regarding 200 Center St., El Segundo, CA dated December 15, 1997.
10.15(2)	Industrial Building Lease between BRIAZZ and Walnut Street Properties, Inc. regarding 1642 Lake Street, Chicago, IL dated April 7, 1997.
10.16(2)	Noncompetition Agreement between BRIAZZ and Victor D. Alhadeff dated October 18, 1996.
10.17(1)(2)	Form of Option Agreement (all options since February 2001)
10.18(3)	Securities Purchase Agreement dated June 18, 2002 between BRIAZZ and Laurus Master Fund, Ltd.
10.19(3)	Convertible Note made by BRIAZZ in favor of Laurus Master Fund, Ltd. dated June 18, 2002 in the principal amount of $1,250,000
10.20(3)	Common Stock Purchase Warrant issued by BRIAZZ to Laurus Master Fund, Ltd. dated June 18, 2002
10.21(3)	Security Agreement made by BRIAZZ in favor of Laurus Master Fund, Ltd. dated June 18, 2002
10.22	Form of Secured Convertible Demand Note
99.1	Risk Factors
99.2	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Indicates management contract

(2)	Incorporated by reference to our registration statement on Form S-1 (No. 333-54922)

(3)	Incorporated by reference to our Form 8-K filed on July 18, 2002

(b)  Form 8-K

     The Company filed a Form 8-K on July 18, 2002 to file certain agreements related to its $1.25 million convertible debt and warrant financing.

     The Company furnished a Form 8-K on September 6, 2002 to report a reduction in workforce.

     The Company furnished a Form 8-K on September 13, 2002 to report a new revolving credit line secured by its accounts receivable.

     Information furnished in a form 8-K pursuant to item 9 shall not be deemed to be filed under the Securities Exchange Act of 1934 as amended.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BRIAZZ, INC

Date: November 18, 2002	By:	/s/ Victor D. Alhadeff

	Name:	Victor D. Alhadeff
	Title:	Chief Executive Officer, Chief Financial Officer, Secretary and Chairman of the Board of Directors

CERTIFICATIONS

     I, Victor D. Alhadeff, Chief Executive Officer, Chief Financial Officer, Secretary and Chairman of the Board of Directors of BRIAZZ, Inc., certify that:

     1. I have reviewed this quarterly report on Form 10-Q of BRIAZZ, Inc.;

     2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

     3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

     4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date”); and

(c)	presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

     6. The registrant’s other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: November 18, 2002

/s/ Victor D. Alhadeff

Victor D. Alhadeff Chief Executive Officer, Chief Financial Officer, Secretary and Chairman of the Board of Directors

EXHIBIT 99.1

RISK FACTORS

RISKS RELATED TO OUR BUSINESS

WE HAVE A HISTORY OF LOSSES AND ANTICIPATE CONTINUED LOSSES IN THE FUTURE, WHICH MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, OUR ABILITY TO IMPLEMENT OUR BUSINESS STRATEGY AND OUR STOCK PRICE.

We incurred losses of $5.1 million during the fiscal year ended December 28, 1997, $12.5 million during the fiscal year ended December 27, 1998, $15.4 million during the fiscal year ended December 26, 1999, $6.3 million during the fiscal year ended December 31, 2000, $6.8 million during the fiscal year ended December 30, 2001 and $9.5 million during the 39 weeks ended September 29, 2002. Since inception, we had accumulated net losses of $57.6 million as of September 29, 2002. These matters raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependant upon numerous factors, including our ability to obtain additional financing, our ability to increase our level of future revenues or our ability to reduce operating expenses. Failure to achieve profitability, or maintain profitability if achieved, may have a material adverse effect on our business, our ability to implement our business strategy and our stock price.

There can be no assurance that we will be able to obtain additional financing, reduce expenses or successfully complete other steps to continue as a going concern. If we are unable to obtain sufficient funds to satisfy our cash requirements, we may be forced to curtail operations, dispose of assets, or seek extended payment terms from our vendors. Such events would materially and adversely affect our financial position and results of operations.

WE HAVE DEFERRED RENT PAYMENTS ON CERTAIN OF OUR LEASES AND PAYMENTS TO CERTAIN OF OUR SUPPLIERS. IF WE ARE UNABLE TO MEET OUR OBLIGATIONS TO THIRD PARTIES, WE MAY BE REQUIRED TO DISCONTINUE OUR OPERATIONS.

Due to limitations on capital, we have deferred rent payments on certain of our leases. We have also deferred payments to certain of our suppliers. If our landlords or our suppliers require payments in excess of our available capital, we may be required to close cafes, discontinue use of suppliers, limit our product offerings or cease operations altogether. Any such action by our landlords or suppliers may also cause an event of default under the terms of our debt financings or our other contractual relationships, or adversely affect our relationships with other third parties, all of which would adversely affect our operations.

IF WE ARE UNABLE TO COMPLETE OUR ANNOUNCED FINANCINGS IN THE IMMEDIATE FUTURE, ON TERMS FAVORABLE TO US, WE MAY BE REQUIRED TO DISCONTINUE OUR OPERATIONS.

We have announced that Flying Food Group or its affiliates (FFG) have purchased and may continue to purchase demand notes to fund our immediate capital needs and that we are seeking additional financing of up to a total of $5 to $6 million. The demand notes purchased to date have not been sufficient to meet our immediate capital needs. FFG has no contractual commitment to purchase additional demand notes and may require payment on the demand notes at any time. In addition, we may be unable to obtain additional financing on terms favorable to us, or at all. If we are unable to secure sufficient additional financing in the immediate future, through demand notes or otherwise, if FFG requires payment on the demand notes, or if other creditors require payments in excess of our available capital, we may be unable to make required payments and we may be required to cease operations.

IF WE ARE UNABLE TO COMPLETE OUR ANNOUNCED CENTRAL KITCHEN CLOSURES AND OUTSOURCE OUR CENTRAL KITCHEN FUNCTIONS ON TERMS FAVORABLE TO US, WE MAY BE UNABLE TO OBTAIN ADDITIONAL FINANCING AND OUR BUSINESS MAY BE HARMED.

We have announced that we intend to enter into a management services agreement with FFG pursuant to which we will close our central kitchens and outsource to FFG the production and assembly of substantially all of the food products previously made in our central kitchens. The timing and benefits of this transition will depend on a number of factors, many of which are outside our control, including the negotiation of a definitive agreement addressing such issues as menu, suppliers, price, production techniques, quality, safety, labor and distribution, closing of the central kitchens, including the transfer or sale of equipment, termination or transfer of staff and termination or sublease of the space, and transfer of the central kitchen functions to FFG, including hiring, training, production and assembly and coordination of functions. If we are unable to negotiate a definitive agreement on terms favorable to us, we may be unable to realize anticipated cost savings or to obtain additional financing from FFG or other investors. If we are unable to complete a smooth and efficient transition to outsourcing our kitchen functions, once an agreement has been signed, our retail operations, our financial results and our business may be harmed.

IF WE OUTSOURCE OUR CENTRAL KITCHEN FUNCTIONS, WE WILL BE SUBSTANTIALLY DEPENDENT UPON FLYING FOOD GROUP FOR THE SUPPLY, QUALITY, SAFETY AND COST OF OUR FOOD PRODUCTS.

If we complete the transition from central kitchens to outsourcing of food production, we are substantially dependent on FFG for the production and assembly of substantially all of our food products currently being produced by our central kitchens,

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including our salads and sandwiches. Any failure or delay by FFG to manufacture and assemble our food products, even for a short period of time, would impair our ability to supply our cafes and could harm our business. We will have limited control over FFG, and we cannot assure you that we will be able to maintain satisfactory relationships with FFG on acceptable commercial terms. Nor can we assure you that FFG will continue to provide food products that meet our quality standards. Our agreement with FFG may permit FFG to terminate our relationship on short notice. If this relationship were to terminate unexpectedly, we may have difficulty obtaining manufacturing and assembling our food products, or obtaining adequate quantities of products, at the same quality at competitive prices in a timely fashion, which could limit our ability to adequately supply our cafes and could adversely affect our operating results. If we were unable to find another third party to product our food products on acceptable terms, we might be required to reestablish central kitchens or to discontinue our operations.

ANY DEFAULT IN THE REPAYMENT OF THE CONVERTIBLE NOTE HELD BY LAURUS MASTER FUND, LTD. COULD HAVE A MATERIAL AND ADVERSE AFFECT ON OUR BUSINESS, PROSPECTS, RESULTS OF OPERATIONS OR FINANCIAL CONDITION.

Unpaid principal and accrued and unpaid interest on our convertible note is payable in 16 equal installments on the first business day of each calendar month, beginning on September 1, 2002. Interest only payments were payable prior to that date, monthly beginning July 18, 2002. Although the convertible note provides us with the option of making such payments by issuing shares, we are not permitted to make such payments in shares and are required to make such payments in cash if any of the following events occurs: (i) there fails to exist an effective resale registration statement with respect to the shares; (ii) such conversion of the note would result in the issuance pursuant to the note and associated warrants of more than 1,163,614 shares of common stock, or 19.9% of the number of shares of common stock outstanding on June 18, 2002, unless the issuance of the shares is approved by our shareholders; or (iii) there occurs any event of default. The events of default under the convertible note are similar to those customary for convertible debt securities, including breaches of material terms, failure to pay amounts owed, delisting of our common stock from the Nasdaq Stock Market (unless our common stock is subsequently listed on the Nasdaq SmallCap Market, the OTC Bulletin Board or a national securities exchange), or failure to comply with the reporting, filing or other obligations of listing on such market. Assuming the note was converted on June 18, 2002 by the holder at the conversion price of $1.20, 1,041,667 shares representing 17.8% of the shares of common stock outstanding on June 18, 2002 would be issued. If we default on our obligations under the convertible note, if we fail to have a resale registration statement declared and maintained as effective with respect to the shares, or if the convertible note becomes exercisable for more than 1,163,614 shares, due to changes in our stock price, anti-dilution adjustments or otherwise, we may be required to immediately repay the outstanding principal amount of the convertible note and any accrued and unpaid interest. We do not currently have cash or cash equivalents or available debt or equity financing sufficient to repay such amounts if such repayment is required. Accordingly, we anticipate that additional financing would be required to repay such amounts. We cannot guarantee that such financing would be available on terms favorable to us, or at all. If we could not arrange for such financing on favorable terms, our business and financial results would be materially adversely affected. In the event of any sale or liquidation of our assets to repay such debt, the note holder, as a secured party, would have priority over other creditors and over our shareholders with respect to such assets and the proceeds of such assets.

WE MAY BE UNSUCCESSFUL IN DEVELOPING NEW PRODUCT LINES OR NEW DISTRIBUTION CHANNELS FOR OUR PRODUCTS, WHICH MAY HARM OUR BUSINESS.

We frequently review and evaluate new product lines and new distribution channels for our products. We may, however, be unable to successfully implement any new product lines or distribution channels after having dedicated considerable management time and financial resources to them. We are currently testing the sale of our food products through Starbuck’s and are testing the sale of frozen panini sandwiches through Target. In the past, we distributed our products through Safeway, Ralph’s and Dominick’s grocery stores. We also developed a line of dinner foods for home meal replacement that was tested through one of our Seattle cafes. These attempts were unsuccessful and have been discontinued. Due to our decision to move our food preparation to FFG, we are reevaluating our grocery business and will be withdrawing from our test through Albertson’s of fresh food with an extended shelf life. Inability to successfully develop new product lines or new distribution channels in the future could slow our growth and divert management’s attention from other areas of our business.

OUR GROWTH STRATEGY REQUIRES US TO OPEN A SIGNIFICANT NUMBER OF NEW CAFES IN OUR EXISTING MARKETS. IF WE ARE NOT ABLE TO ACHIEVE THIS PLANNED EXPANSION, OUR BUSINESS MAY SUFFER AND WE MAY BE UNABLE TO ACHIEVE OR SUSTAIN PROFITABILITY.

The success of our growth strategy will depend in large part on our ability to open new cafes and to operate our cafes profitably. We do not currently plan to open additional cafes in 2002. In 2001 and 2002, we postponed certain cafe openings due to lower than expected office occupancy rates and poor market conditions in Seattle, San Francisco and Los Angeles. We cannot assure you that we will be able to achieve our current expansion goals, that we will operate profitably, or, if we do achieve profitability, that we will be able to sustain or increase profitability on a quarterly or annual basis. Any inability to achieve our expansion goals may adversely affect our financial results or stock price.

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The success of our planned expansion will depend upon numerous other factors, many of which are beyond our control, including our ability to:

•	hire, train and retain qualified operating personnel;

•	identify and obtain suitable cafe sites at favorable lease terms;

•	timely develop new cafes, including our ability to obtain available construction materials and labor;

•	manage construction and development costs of new cafes;

•	develop sufficient sales volumes through our cafes and other distribution channels to support our central kitchens;

•	secure required governmental approvals and permits, and comply with ongoing and changing regulatory requirements; and compete successfully in our markets.

In the past, we have closed cafes because they did not generate sufficient revenues and we cannot assure you that additional cafes will not be closed. For the past five quarters ended September 29, 2002, June 30, 2002, March 31, 2002, December 30, 2001 and September 30, 2001, our same-store sales have decreased compared to the quarterly periods for the prior year. If our same-store sales continue to decline or fail to sufficiently improve, we may be required to close additional cafes. The closing of a significant number of cafes or the failure to increase same-store sales could have an adverse impact on our reputation, operations and financial results.

WE MAY NOT BE SUCCESSFUL IN IMPLEMENTING OUR BUSINESS STRATEGY, WHICH WOULD IMPEDE OUR GROWTH AND OPERATING RESULTS.

Our business strategy is to focus our retail expansion on cafes in amenity locations (i.e., office buildings where the competition is limited or where we are the only food supplier), maintain our current cafe locations, and expand our box lunch and catering distribution capabilities to serve locations outside the core metropolitan areas in which we operate. Our ability to implement this business strategy depends on our ability to:

•	identify and lease amenity locations suitable for new cafes;

•	increase our brand recognition in our existing markets; and

•	manage growth in administrative overhead and distribution costs likely to result from the planned expansion of our retail and non-retail distribution channels.

Any inability to implement our business strategy would have a material adverse impact on our operating results.

Any inability to manage our growth effectively could adversely affect our operating results.

Failure to manage our growth effectively could harm our business. We have grown significantly since our inception and intend to grow substantially in the future. We have increased the number of our cafes from two cafes as of December 31, 1996 to 46 cafes currently and, subject to available funding, we anticipate opening new cafes in the future. Our existing cafe management systems, financial and management controls and information systems may not be adequate to support our planned expansion. Our ability to manage our growth effectively will require us to continue to expend funds to improve these systems, procedures and controls, which we expect will increase our operating expenses and capital requirements. In addition, we must effectively expand, train and manage our work force. We cannot assure you that we will be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and on our existing systems, procedures and controls. In addition, we cannot assure you that we will be able to continue to improve our information systems and financial controls or to manage other factors necessary for us to achieve our growth strategy. For any of these reasons, we could lose opportunities or overextend our resources, which could adversely affect our operating results.

IF WE ARE UNABLE TO CONTINUE LEASING OUR RETAIL LOCATIONS OR OBTAIN ACCEPTABLE LEASES FOR NEW CAFES, OUR BUSINESS MAY SUFFER.

All of our 46 cafe locations are on leased premises. If we are unable to renew our leases on acceptable terms, or if we are subject to substantial rent increases, our business could suffer. Because we compete with other retailers for cafe sites and

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because some landlords may grant exclusive rights to locations to our competitors, we may not be able to obtain new leases or renew existing leases on acceptable terms. Any inability to renew or obtain leases could increase our costs and adversely affect our operating results and brand-building strategy.

OUR RESTAURANT EXPANSION STRATEGY FOCUSES PRIMARILY ON FURTHER PENETRATION OF EXISTING MARKETS. THIS STRATEGY COULD CAUSE SALES IN SOME OF OUR EXISTING CAFES TO DECLINE.

In accordance with our expansion strategy, we intend to open new cafes primarily in our existing markets. Many of our cafes are situated in concentrated downtown areas. As a result, the presence of additional cafes in existing markets may result in diminished sales performance and customer counts for cafes near the area in which a new cafe opens, due to sales cannibalization.

TENANT TURNOVER AND VACANCIES IN OFFICE BUILDINGS WHERE OUR CAFES ARE LOCATED COULD CAUSE OUR CAFE SALES TO DECLINE.

Our business could suffer as a result of tenant turnover and vacancies. Many of our cafes are located in office buildings, and office workers are our target customers. Vacancies, tenant turnover or tenants with few office workers, especially in San Francisco and Seattle, have negatively impacted the operations of our cafes located in office buildings during the last five quarters due to the reduction in the number of potential customers in the building, and could continue to have a negative impact on our operations. The risk related to vacancies and tenant turnover is greater in office buildings with larger tenants, where the loss of a single tenant may have a greater impact on that cafe’s sales.

IF ANY OF OUR CENTRAL KITCHENS WERE TO CLOSE FOR ANY REASON, WE WILL BE UNABLE TO SUPPLY OUR CAFES IN THAT GEOGRAPHIC MARKET AND OUR BUSINESS WILL SUFFER.

Our central kitchens produce or distribute substantially all of our food products for the cafes and wholesale accounts in their geographic regions, as well as all of the box lunches and catered platters in each region. If any of our central kitchens were to close for any reason, such as fire, natural disaster or failure to comply with government regulations, we would be unable to provide our food products in the areas served by the affected central kitchen. Our four existing central kitchens are geographically dispersed and none could supply another market if a central kitchen were to close. Any closure of a central kitchen, even for a short period of time, would have a material adverse effect on our operating results. If we outsource our food production to FFG, we will be subject to these same risks with respect to any closures of FFG’s central kitchens in our four geographic markets. We may have no control over any such closures.

THE LOSS OF ONE OF OUR MAJOR WHOLESALE CUSTOMERS COULD NEGATIVELY IMPACT OUR RESULTS.

For the fiscal year ended December 30, 2001, approximately 29.0% of our revenue resulted from branded sales, which consists of box lunch, catering and vending, and wholesale and grocery sales. Our wholesale and grocery sales are made to a relatively small number of companies, including, for example, Quality Food Centers, Inc., a regional grocery store chain, and Tully’s Coffee Corporation, a specialty coffee retailer. In 2001, Quality Food Centers accounted for 9% of our total revenue. Until Kozmo.com, Inc., an Internet-based consumer delivery service, ceased operations in April 2001, it was also a wholesale customer which accounted for 1.8% of our total sales in 2000 and approximately 1.0% of our total sales in the 13-week period ended April 1, 2001. We cannot assure you that the remainder of our major wholesale and grocery customers will continue to maintain accounts or that they will successfully maintain or expand their product offerings. Furthermore, we cannot assure you that our major wholesale customers will not exit our existing markets. The loss of any of our other major wholesale customers could harm our business.

WE ARE SUBSTANTIALLY DEPENDENT ON THIRD-PARTY SUPPLIERS AND DISTRIBUTORS AND THE LOSS OF ANY ONE OF THEM COULD HARM OUR OPERATING RESULTS.

We are substantially dependent on a small number of suppliers and distributors for our products, including suppliers of meat, breads and soups, and Sysco Distribution Services, which during June 2002 procured from our suppliers and delivered to us approximately 32% of our ingredients and packaging products. As of December 30, 2001, Pacific Coast Fruit Company provided approximately 6.6% of our total cost of food and packaging, while Stockpot, Inc. provided approximately 5.7%. Any failure or delay by any of these suppliers or distributors to deliver products to our central kitchens, even for a short period of time, would impair our ability to supply our cafes and could harm our business. We have limited control over these third parties, and we cannot assure you that we will be able to maintain satisfactory relationships with any of them on acceptable commercial terms. Nor can we assure you that they will continue to provide food products that meet our quality standards. Our relationships with our suppliers are generally governed by short-term contracts. If any of these relationships were to terminate unexpectedly, we may have difficulty obtaining adequate quantities of products of the same quality at competitive prices in a timely fashion,

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which could limit our product offerings or our ability to adequately supply our cafes and could adversely affect our operating results.

IF WE FAIL TO FURTHER DEVELOP AND MAINTAIN OUR BRAND, OUR BUSINESS COULD SUFFER.

We believe that maintaining and developing our brand is critical to our success and that the importance of brand recognition may increase as a result of competitors offering products similar to ours. Subject to available funding, we intend to increase our marketing expenditures to create and maintain brand loyalty and increase awareness of our brand. If our brand-building strategy is unsuccessful, these expenses may never be recovered, and we may be unable to increase or maintain our revenues.

Our success in promoting and enhancing the BRIAZZ brand will also depend on our ability to provide customers with high-quality products and customer service. We cannot assure you that consumers will perceive our products as being of high quality. If they do not, the value of our brand may be diminished and, consequently, our ability to implement our business strategy may be adversely affected.

IF OUR CUSTOMERS DO NOT PERCEIVE PRE-PACKAGED SANDWICHES AND SALADS AS FRESH AND DESIRABLE, OR IF THEY WOULD PREFER MADE-TO-ORDER FOOD ITEMS, OUR OPERATING RESULTS WILL SUFFER.

Our business strategy focuses on pre-packaged food items. All of our salads and most of our sandwiches are prepared and assembled in our central kitchens and sold as pre-packaged items. Unlike delicatessens, our cafes generally do not add or omit specific ingredients to or from food items at the customer’s request. If customers prefer custom prepared items over pre-packaged items, or if they do not perceive pre-packaged sandwiches and salads as fresh and desirable, we may be unsuccessful in attracting and retaining customers, causing our operating results to suffer.

OUR BUSINESS COULD BE HARMED BY LITIGATION OR PUBLICITY CONCERNING FOOD QUALITY, HEALTH AND OTHER ISSUES, WHICH MAY CAUSE CUSTOMERS TO AVOID OUR PRODUCTS AND RESULT IN LIABILITIES.

Our business could be harmed by litigation or complaints from customers or government authorities relating to food quality, illness, injury or other health concerns or operating issues. Because we prepare most of our food products for each geographic market in a central kitchen, health concerns surrounding our food products, if raised, may adversely affect sales in all of our cafes in that market. Adverse publicity about such allegations may negatively affect our business, regardless of whether the allegations are true, by discouraging customers from buying our products. Because we emphasize the freshness and quality of our products, adverse publicity relating to food quality or similar concerns may affect us more than it would food service businesses that compete primarily on other factors. Such adverse publicity could damage our reputation and divert the attention of our management from other business concerns. We could also incur significant liabilities if a lawsuit or claim resulted in an adverse decision or in a settlement payment, and incur substantial litigation costs regardless of the outcome of such litigation. If we outsource our food production to FFG, we may be similarly affected by any litigation, complaints or publicity relating to FFG.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE AND COULD FALL BELOW EXPECTATIONS OF SECURITIES ANALYSTS AND INVESTORS, RESULTING IN A DECLINE IN OUR STOCK PRICE.

Our quarterly and yearly operating results have varied in the past, and we believe that our operating results will continue to vary in the future. For this reason, you should not rely on our operating results as indications of future performance. In future periods, our operating results may fall below the expectations of securities analysts and investors, causing the trading price of our common stock to fall. In addition, most of our expenses, such as employee compensation and lease payments for facilities and equipment, are relatively fixed. Our expense levels are based, in part, on our expectations regarding future sales. As a result, any shortfall in sales relative to our expectations may cause significant decreases in our operating results from quarter to quarter, cause us to fail to meet the expectations of securities analysts and investors and result in a decline in our stock price.

OUR CAFES ARE CURRENTLY LOCATED IN FOUR GEOGRAPHIC MARKETS. AS A RESULT, WE ARE HIGHLY VULNERABLE TO NEGATIVE OCCURRENCES IN THOSE MARKETS.

We currently operate our cafes in Seattle, San Francisco, Chicago and Los Angeles. As a result, we are susceptible to adverse trends and economic conditions in these markets. Additionally, given our geographic concentration, negative publicity regarding any of our cafes, or other regional occurrences such as local strikes, earthquakes or other natural disasters, in these markets, may have a material adverse affect on our business and operations.

OUR FOOD PREPARATION AND PRESENTATION METHODS ARE NOT PROPRIETARY, AND THEREFORE COMPETITORS MAY BE ABLE TO COPY THEM, WHICH MAY HARM OUR BUSINESS.

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We consider our food preparation and presentation methods, including our food product packaging, box lunch packaging and design of the interior of our cafes, essential to the appeal of our products and brand. Although we consider our packaging and store design to be essential to our brand identity, we have not applied to register all trademarks or trade dress in connection with these features, and therefore cannot rely on the legal protections provided by trademark registration. Because we do not hold any patents for our preparation methods, it may be difficult for us to prevent competitors from copying our methods. If our competitors copy our preparation and presentation methods, the value of our brand may be diminished and our market share may decrease. In addition, competitors may be able to develop food preparation and presentation methods that are more appealing to consumers than our methods, which may also harm our business.

WE DEPEND ON THE EXPERTISE OF KEY PERSONNEL. IF ANY OF THESE INDIVIDUALS WERE TO LEAVE, OUR BUSINESS MAY SUFFER.

We are dependent to a large degree on the services of Victor D. Alhadeff, our Chairman of the Board and Chief Executive Officer, and C. William Vivian, our President and Chief Operating Officer and a director. Our operations may suffer if we were to lose the services of either of these individuals, either of whom could leave BRIAZZ at any time. In addition, competition for qualified management in our industry is intense. Many of the companies with which we compete for experienced management personnel have greater financial and other resources than we do.

ONE OF OUR CUSTOMERS ACCOUNTS FOR A SIGNIFICANT PORTION OF OUR ACCOUNTS RECEIVABLE BALANCE. THE FAILURE OF THIS CUSTOMER TO PAY ITS ACCOUNT MAY HARM OUR OPERATING RESULTS.

One of our customers, QFC, accounted for an aggregate of approximately 42.4% of our accounts receivable balance as of December 30, 2001. We anticipate that we will continue to extend credit to QFC and other customers. The failure of any one of these customers to pay its account, now or in the future, may harm our operating results.

RISKS RELATING TO OUR INDUSTRY

OUR OPERATIONS ARE SUSCEPTIBLE TO CHANGES IN FOOD AND SUPPLY COSTS, WHICH COULD ADVERSELY AFFECT OUR MARGINS.

Our profitability depends, in part, on our ability to anticipate and react to changes in food and supply costs. Our purchasing staff negotiates prices for all of our ingredients and supplies based upon current market prices. Various factors beyond our control, including, for example, governmental regulations, rising energy costs and adverse weather conditions, may cause our food and supply costs to increase. We cannot assure you that we will be able to anticipate and react to changing food and supply costs by adjusting our purchasing practices. Any failure to do so may adversely affect our operating results. If we outsource our food production to FFG, we may be reliant upon FFG to react to and mitigate these risks, over which we may have limited control.

IF WE FACE INCREASED LABOR COSTS OR LABOR SHORTAGES, OUR GROWTH AND OPERATING RESULTS MAY BE ADVERSELY AFFECTED.

Labor is a primary component in the cost of operating our business. As of December 30, 2001, we employed 100 salaried and 350 hourly employees. We expend significant resources in recruiting and training our managers and employees. Employee turnover for fiscal 2001 was approximately 137% for hourly employees and 39% for salaried employees. If we face increased labor costs because of increases in competition for employees, the federal minimum wage or employee benefits costs (including costs associated with health insurance coverage), or unionization of our employees, our operating expenses will likely increase and our growth may be adversely affected. Additionally, any increases in employee turnover rates are likely to lead to additional recruiting and training costs.

Our success depends upon our ability to attract, motivate and retain a sufficient number of qualified employees, including cafe managers and kitchen staff, to keep pace with our growth strategy. Qualified persons to fill these positions are in short supply in the markets in which we operate. Any inability to recruit and retain sufficient numbers of employees may delay or prevent the anticipated openings of new cafes or central kitchens.

COMPETITION IN OUR MARKETS MAY RESULT IN PRICE REDUCTIONS, REDUCED MARGINS OR THE INABILITY TO ACHIEVE MARKET ACCEPTANCE FOR OUR PRODUCTS.

The market for lunch and breakfast foods in the geographic markets where we operate is intensely competitive and constantly changing. We may be unable to compete successfully against our current and future competitors, which may result in pricing reductions, reduced margins and the inability to achieve market acceptance for our products.

Many businesses provide services similar to ours. Our competitors include sandwich shops, company cafeterias, delicatessens, pushcart vendors, fast food chains and catering companies. Pret a Manger has successfully executed a concept similar to ours in Great Britain and has opened 15 stores in New York City. In addition, during 2001 Pret a Manger announced that it had

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received a significant equity investment from McDonald’s Corporation. Pret a Manger may expand its operations to markets in which we operate or expect to enter and it may serve as a model for other competitors to enter into markets in which we operate or expect to enter. Many of our competitors have significantly more capital, research and development, manufacturing, distribution, marketing, human and other resources than we do. As a result, they may be able to adapt more quickly to market trends, devote greater resources to the promotion or sale of their products, receive greater support and better pricing terms from independent distributors, initiate or withstand substantial price competition, or take advantage of acquisition or other opportunities more readily than we can.

WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS, WHICH MAY ADVERSELY AFFECT OUR OPERATIONS.

We may be held liable or incur costs to settle liability claims if any of the food products we prepare or sell cause injury or are found unsuitable during preparation, sale or use. Although we currently maintain product liability insurance, we cannot assure you that this insurance is adequate, and, at any time, it is possible that such insurance coverage may cease to be available on commercially reasonable terms, or at all. A product liability claim could result in liability to us greater than our total assets or insurance coverage. Moreover, product liability claims could have an adverse impact on our business even if we have adequate insurance coverage.

CHANGES IN CONSUMER PREFERENCES OR DISCRETIONARY CONSUMER SPENDING COULD NEGATIVELY IMPACT OUR RESULTS.

Our success depends, in part, upon the popularity of our food products and our ability to develop new menu items that appeal to consumers. Shifts in consumer preferences away from our cafes or away from our cuisine, our inability to develop new menu items that appeal to consumers, or changes in our menu that eliminate items popular with some consumers could harm our business. Also, our success depends to a significant extent on numerous factors affecting discretionary consumer spending, including economic conditions, disposable consumer income and consumer confidence. Adverse changes in these factors could reduce customer traffic or impose practical limits on pricing, either of which could harm our business.

INABILITY TO OBTAIN REGULATORY APPROVALS, OR TO COMPLY WITH ONGOING AND CHANGING REGULATORY REQUIREMENTS, FOR OUR CENTRAL KITCHENS OR CAFES COULD RESTRICT OUR BUSINESS AND OPERATIONS.

Our central kitchens and our cafes are subject to various local, state and federal governmental regulations, standards and other requirements for food storage, preparation facilities, food handling procedures, other good manufacturing practices requirements and product labeling. We are also subject to license and permit requirements relating to health and safety, building and land use and environmental protection. If we encounter difficulties in obtaining any necessary licenses or permits or complying with these ongoing and changing regulatory requirements:

•	the opening of new cafes or central kitchens could be delayed;

•	existing cafes or central kitchens could be closed temporarily or permanently; or

•	our product offerings could be limited.

The occurrence of any of these problems could harm our operating results.

RISKS RELATING TO OUR SECURITIES

OUR DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT SHAREHOLDERS HOLD A SUBSTANTIAL PORTION OF OUR STOCK, WHICH MAY LEAD TO CONFLICTS WITH OTHER SHAREHOLDERS OVER CORPORATE GOVERNANCE.

Our directors, executive officers and current holders of 5% or more of our outstanding common stock, including the holder of our convertible note, hold a substantial portion of our stock. These shareholders, acting together, and Victor D. Alhadeff, acting alone, will be able to significantly influence all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as mergers or other business combinations. This control may delay, deter or prevent a third party from acquiring or merging with us, which in turn could reduce the market price of our common stock.

CONVERSION OF OUR OUTSTANDING DEBT SECURITIES COULD SUBSTANTIALLY DILUTE YOUR INVESTMENT BECAUSE THE CONVERSION PRICES OF THOSE SECURITIES AND/OR THE NUMBER OF SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THOSE SECURITIES ARE SUBJECT TO ADJUSTMENT.

We have issued and plan to issue in the future various securities that are convertible or exercisable at prices that are subject to adjustment due to a variety of factors, including fluctuations in the market price of our common stock and the issuance of

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securities at an exercise or conversion price less than the then-current exercise or conversion price of those securities. As of November 8, 2002, the closing price of a share of our common stock on the Nasdaq National Market was $0.87. The number of shares of common stock that these adjustable securities ultimately may be converted into or exercised for could prove to be greater than this amount if the market price of our common stock declines. You could, therefore, experience substantial dilution of your investment as a result of the conversion or exercise of our outstanding derivative securities.

The applicable conversion price of the $1.25 million note issued to Laurus Master Fund, Ltd. is variable and does not have a lower-limit; therefore the dilutive effect to our existing security holders is theoretically limitless. Conversely, because the variable conversion price of this note has an upper limit, an increase in the trading price of a share of our common stock will result in a limited benefit to existing security holders with respect to the conversion of this note. The following table sets forth the number of shares issuable upon conversion of the principal portion of the note based upon the indicated hypothetical trading prices, based on the initial conversion price of $1.20 per share and assuming that the note is converted at our election in accordance with the regular payment schedule:

	HYPOTHETICAL
	AVERAGE OF 5
	LOWEST
HYPOTHETICAL	CLOSING PRICES
AVERAGE VWAP FOR	FOR
LAST 11 TRADING	LAST 30 TRADING	CONVERSION	NUMBER OF SHARES	PERCENTAGE OF OUR
DAYS(1)	DAYS(2)	PRICE(3)	ISSUABLE	COMMON STOCK(4)

$2.00	$1.80	$1.20	1,041,667	15.1%
	$1.60	$1.20	1,041,667	15.1%
$1.50	$1.30	$1.20	1,041,667	15.1%
	$1.10	$1.20	1,041,667	15.1%
$1.00	$0.80	$0.68	1,838,236	23.9%
	$0.60	$0.51	2,450,981	29.5%
$0.50	$0.40	$0.34	3,676,471	38.6%
	$0.20	$0.17	7,352,942	55.7%

(1)	Hypothetical average daily volume weighted average (VWAP) of the common stock as reported by Bloomberg, L.P. on the Nasdaq National Market for the 11 trading days preceding a repayment date.

(2)	Hypothetical average of the five lowest closing prices during the 30 trading days immediately preceding the conversion date.

(3)	The initial conversion price is $1.20 per share. However, if the average VWAP of the common stock as reported by Bloomberg, L.P. on the principal trading market for our common stock for the 11 trading days preceding a repayment date is less than 125% of the conversion price, and we have elected to pay the monthly repayment amount in shares of our common stock, then the holder is permitted to convert the repayment amount into our common stock at a conversion price of 85% of the average of the five lowest closing prices during the 30 trading days immediately preceding the conversion date.

(4)	Amounts are based on 5,847,310 shares of our common stock outstanding as of June 18, 2002, plus the corresponding number of shares issuable. The holder has contractually agreed to certain restrictions on the number of shares of common stock that may be issued upon conversion of the note.

In addition to the adjustments described in footnote (3) to the foregoing table, the initial conversion price of $1.20 per share is subject to downward adjustments:

•	on a “fully weighted average” basis, to adjust for the dilutive effect of any additional issuances of our securities prior to the conversion of the note at prices lower than the conversion price then in effect (subject to customary exclusions); and

•	in the event any event of default has occurred and is continuing under the note, in which case the conversion price shall be the lower of $1.20 or 70% of the average of the three lowest closing prices for the common stock as repost on the principal trading exchange of our common stock for the prior thirty trading days.

The foregoing adjustments to the conversion price of the note are cumulative.

As a result of conversions of the principal or interest portion of our convertible note and related sales of our common stock by the holder, the market price of our common stock could be depressed, thereby resulting in a significant increase in the number of shares issuable upon conversion of the principal and interest portions of the note. You could, therefore, experience

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substantial dilution of your investment as a result of the conversion of the principal or interest portions of our convertible debentures.

IF OUR SECURITY HOLDERS ENGAGE IN SHORT SALES OF OUR COMMON STOCK, INCLUDING SALES OF SHARES TO BE ISSUED UPON CONVERSION OF DEBT SECURITIES, THE PRICE OF OUR COMMON STOCK MAY DECLINE.

Selling short is a technique used by a shareholder to take advantage of an anticipated decline in the price of a security. A significant number of short sales or a large volume of other sales within a relatively short period of time can create downward pressure on the market price of a security. The decrease in market price would allow holders of our debt securities that have conversion prices based upon a discount on the market price of our common stock to convert their debt securities into or for an increased number of shares of our common stock. Further sales of common stock issued upon conversion of our debt securities could cause even greater declines in the price of our common stock due to the number of additional shares available in the market, which could encourage short sales that could further undermine the value of our common stock. You could, therefore, experience a decline in the value of your investment as a result of short sales of our common stock.

OUR CURRENT FINANCING ARRANGEMENTS COULD PREVENT OUR COMMON STOCK FROM BEING LISTED ON NASDAQ OR OTHER PRINCIPAL MARKETS.

Nasdaq and other principal markets require that, to be eligible for inclusion in the stock market, a company’s common stock have a specified minimum bid price per share. Convertible debt financings, especially those with variable conversion prices with low or no low-price limits, characteristically exert downward pressure on the market for a company’s common stock. This pressure, if applied against the market for our common stock, may cause our common stock from to be delisted on Nasdaq or other principal markets due to low stock price.

THE AGGREGATE VALUE OF OUR PUBLIC FLOAT, OR THE SHARES OF OUR COMMON STOCK HELD BY NON-INSIDERS, AND THE MINIMUM BID PRICE OF OUR COMMON STOCK HAS RECENTLY NOT BEEN IN COMPLIANCE WITH NASDAQ’S CRITERIA FOR CONTINUED LISTING ON THE NASDAQ NATIONAL MARKET, AND WE MAY BE TRANSFERRED TO THE NASDAQ SMALLCAP MARKET OR DELISTED IF WE ARE UNABLE TO COMPLY.

Our common stock is quoted on the Nasdaq National Market. There are a number of continuing requirements that must be met in order for our common stock to remain eligible for quotation on the Nasdaq National Market or the Nasdaq SmallCap Market. The failure to meet the maintenance criteria in the future could result in the delisting of our common stock from Nasdaq. If our common stock were to be delisted, trading, if any, in the common stock may then continue to be conducted on the OTC Bulletin Board. As a result, an investor may find it more difficult to sell our common stock or to obtain accurate quotations as to the market value of our common stock. On August 6, 2002, we were notified by Nasdaq that we were out of compliance with the Nasdaq National Market rule that requires a Nasdaq National Market listed company maintain a $5.0 million minimum aggregate value for its shares held in public float. Nasdaq informed us that, if we were unable to regain compliance with the rule for a minimum of 10 consecutive trading days prior to November 5, 2002, unless we had applied and were accepted for listing on the Nasdaq Small Cap Market, we would be provided with written notification that our shares would be delisted. On November 6, 2002, we were notified by Nasdaq that we had not regained compliance with the rule and that our shares would be delisted at the opening of business on November 14, 2002. We have requested a hearing before a Nasdaq Listing Qualifications Panel to review Nasdaq’s determination. We will continue to trade on the Nasdaq National Market pending the outcome of these proceedings. There can be no assurance that we will be able to regain compliance with Nasdaq’s continued listing requirements, that the panel will grant our request for continued listing on the National Market. If we are unable to maintain our National Market position, we expect to apply for quotation on the Nasdaq SmallCap Market. We do not currently meet the SmallCap Market requirement that a company maintain a minimum bid price of $1.00; however, Nasdaq will as a matter of policy permit a company that has been delisted from the National Market to take advantage of the 180-day grace period provided by the SmallCap Market for regaining compliance with this rule, provided that the company meets the other requirements for continued listing on the SmallCap Market. On August 20, 2002, Nasdaq notified us that we did not comply with the minimum bid price requirement of $1.00. Nasdaq has informed us that if we began quotation on the SmallCap Market, we would have until February 18, 2003 to regain compliance with the rule unless a further grace period was available. There can be no assurance that we will be able to regain compliance with this requirement, or that any application made by us for quotation on the SmallCap Market will be accepted. If we are delisted from the National Market and are not accepted for quotation on the SmallCap Market, our shares may continue to trade on the Over-the-Counter Bulletin Board.

OUR STOCK PRICE MAY BE VOLATILE BECAUSE OF FACTORS BEYOND OUR CONTROL, AND YOU MAY LOSE ALL OR A PART OF YOUR INVESTMENT.

The market price of our common stock may fluctuate significantly in response to a number of factors, most of which are beyond our control, including:

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•	changes in securities analysts’ recommendations or estimates of our financial performance;

•	changes in market valuations of similar companies; and

•	announcements by us or our competitors of significant contracts, new products, acquisitions, commercial relationships, joint ventures or capital commitments.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. A securities class action lawsuit against us, regardless of its merit, could result in substantial costs and divert the attention of our management from other business concerns, which in turn could have a materially adverse impact on our financial results.

OUR ARTICLES OF INCORPORATION, BYLAWS AND THE WASHINGTON BUSINESS CORPORATION ACT CONTAIN ANTI-TAKEOVER PROVISIONS WHICH COULD DISCOURAGE OR PREVENT A TAKEOVER, EVEN IF AN ACQUISITION WOULD BE BENEFICIAL TO OUR SHAREHOLDERS.

Provisions of our amended and restated articles of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions include:

•	authorizing the issuance of “blank check” preferred stock that could be issued by our board of directors, without shareholder approval, to increase the number of outstanding shares or change the balance of voting control and thwart a takeover attempt;

•	prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of shareholders to elect directors;

•	limiting the ability of shareholders to call special meetings of shareholders; and

•	prohibiting shareholder action by non-unanimous written consent and requiring all shareholder actions to be taken at a meeting of our shareholders.

In addition, Chapter 23B.19 of the Washington Business Corporation Act and the terms of our stock option plan may discourage, delay or prevent a change in control which you may favor.

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